As filed with the Securities and Exchange Commission on June 26, 2006

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM S-3

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

AUXILIUM PHARMACEUTICALS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	23-3016883
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

40 Valley Stream Parkway

Malvern, Pennsylvania 19355

(484) 321-5900

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Gerri A. Henwood

Chief Executive Officer and Interim President

Auxilium Pharmaceuticals, Inc.

40 Valley Stream Parkway

Malvern, Pennsylvania 19355

(484) 321-5900

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Jennifer Evans Stacey, Esq.

Executive Vice President, General Counsel,
Human Resources and Secretary

Auxilium Pharmaceuticals, Inc.

40 Valley Stream Parkway

Malvern, Pennsylvania 19355

Telephone: (484) 321-5900

Telecopy: (484) 321-5999

Michael N. Peterson, Esq. Morgan, Lewis & Bockius LLP 1701 Market Street Philadelphia, Pennsylvania 19103 Telephone: (215) 963-5000 Telecopy: (215) 963-5001

Approximate date of commencement of proposed sale to public: As soon as practicable after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class Of Securities To Be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price		Amount Of Registration Fee
Common Stock, $0.01 par value per share	14,801,282	$8.50(1)	$125,810,897	(1)	$13,462
Common Stock, $0.01 par value per share (2)	2,164,015	$8.50(3)	$18,394,128	(3)	$1,969

(1)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 and based upon the average of the high and low prices on the Nasdaq National Market on June 23, 2006.

(2)	Issuable upon exercise of warrants together with such indeterminate number of shares as may be issuable pursuant to anti-dilution provisions contained therein.

(3)	Estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(g) under the Securities Act of 1933 based upon the average of the high and low prices on the Nasdaq National Market on June 23, 2006.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders named in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling stockholders named in this prospectus are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated June 26, 2006

PROSPECTUS

AUXILIUM PHARMACEUTICALS, INC.

16,965,297 SHARES OF COMMON STOCK

This prospectus relates to resales of shares of common stock and shares of common stock underlying warrants previously issued by Auxilium Pharmaceuticals, Inc. to the selling stockholders in a private placement transaction.

The selling stockholders identified in this prospectus, or their pledgees, donees, transferees or other successors-in-interest, may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. We will not receive any proceeds from the sale of the shares.

The selling stockholders may resell the common stock to or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of shares. We will bear all costs, expenses and fees in connection with the registration of the shares.

Shares of our common stock are quoted on the Nasdaq National Market under the symbol “AUXL.” On June 23, 2006, the last reported sale price of our common stock was $8.50 per share. You are urged to obtain current market quotations for the common stock.

Investing in our common stock involves a high degree of risk.

See “ Risk Factors” beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                         , 2006.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (SEC). The registration statement (including its exhibits) contains more information than this prospectus regarding us and our common stock. You can obtain a copy of the registration statement from the SEC in the manner prescribed under the heading “Where You Can Find More Information”.

You should rely only on the information contained in, or incorporated into, this prospectus. We have not, and the selling stockholders have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus is not an offer to sell, nor is it seeking an offer to buy, shares of our common stock in any jurisdiction in which the offer or sale is not permitted. You should assume that the information appearing in this document is accurate only as of the date on the front cover of this document. Our business, financial condition, results of operations and prospects may have changed since that date.

Unless stated or the context otherwise requires, references in this prospectus to “Auxilium,” “the Registrant,” “the Company,” “we,” “us” and “our” refer to Auxilium Pharmaceuticals, Inc. and its subsidiaries.

Testim® and our AUXILIUM logo are our trademarks. Other trademarks or service marks appearing in this prospectus are the property of their respective holders.

FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus, or incorporated by reference in this prospectus, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements made with respect to our strategy, progress and timing of development programs and related trials, the efficacy of our product candidates, the commercial benefits available to us as a result of our agreements with third parties, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management and other statements regarding matters that are not historical facts, and involve predictions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance, achievements or prospects to be materially different from any future results, performance, achievements or prospects expressed in or implied by such forward-looking statements. In some cases you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “would,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “seem,” “seek,” “future,” “continue” or “appear” or the negative of these terms or similar expressions, although not all forward-looking statements contain these identifying words. Although forward-looking statements are based on our current plans or assessments that are believed to be reasonable as of the date of this prospectus, they inherently involve certain risks and uncertainties. These forward-looking statements are subject to a number of risks and uncertainties including those discussed herein under “Risk Factors.”

Given these uncertainties, you should not place undue reliance on these forward-looking statements. You should read this prospectus, the documents that we incorporate by reference in this prospectus and any applicable prospectus supplement completely and with the understanding that our actual future results, performance, achievements and prospects may be materially different from what we expect. These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus, the documents that we incorporate by reference in this prospectus and any applicable prospectus supplement. Except for our ongoing obligations to disclose material information under the federal securities laws, we are not obligated to update these forward-looking statements, even though our situation may change in the future. We qualify all of our forward-looking statements by these cautionary statements.

PROSPECTUS SUMMARY

This summary highlights selected features of this offering and the information included or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors” before making an investment decision.

AUXILIUM PHARMACEUTICALS, INC.

We are a specialty pharmaceutical company with a focus on developing and marketing products for urology, sexual health and other indications within specialty markets. We currently have a sales and marketing organization of approximately 130 people. Our only marketed product, Testim®, is a proprietary, topical 1% testosterone once-a-day gel indicated for the treatment of hypogonadism. Hypogonadism is defined as reduced or absent secretion of testosterone which can lead to symptoms such as loss of libido, adverse changes in body composition, irritability and poor concentration. We launched Testim in the U.S. in the first quarter of 2003. Testim was launched by our licensee, Ipsen Farmaceutica, B.V. in Belgium, Denmark, Finland, Germany, Ireland, Netherlands, Spain, Sweden, and the United Kingdom in 2005.

We target diseases with unmet medical needs that we believe can be addressed by more innovative, effective or easy to use products. Our current product pipeline includes:

•	five projects in clinical development, specifically AA4500 for the treatment of Dupuyten’s and Peyronie’s Diseases and Adhesive Capsulitis, or Frozen Shoulder Syndrome, AA2600 and AA4010;

•	two pain product candidates in pre-clinical development;

•	options to additional indications for AA4500; and

•	with respect to our transmucosal film technology, rights to six additional pain product candidates and other products for urology and sexual health.

Our lead project in clinical development is AA4500, an injectable enzyme which we in-license from a third party. We have an option to license all non-topical uses of AA4500, and we currently are pursuing three indications: Dupuytren’s Disease, Peyronie’s Disease and Frozen Shoulder Syndrome. Each of these disease states is characterized by patients suffering the debilitating effects and deformities of scar tissue. Dupuytren’s Disease results when a patient has excess scar tissue that collects at the tendons in the hand. Typically it results in forming a “cord” affecting the ring and small finger, causing the finger to contract, leaving the patient unable to fully extend the affected finger(s). Peyronie’s Disease is a plaque or hard scar on the shaft of the penis that causes substantial distortion of the penis upon erection. Men suffering from Peyronie’s Disease are often unable to engage in sexual intercourse due to the deformity of their erection. Frozen Shoulder Syndrome is a disease of diminished shoulder motion, characterized by restriction in both active and passive range of motion of the shoulder joint. We believe that AA4500 has completed Phase II of development for the treatment of Dupuytren’s Disease, and we expect to begin a pivotal Phase III study for AA4500 for the treatment of Dupuytren’s Disease in the second half of 2006. We believe that AA4500 is in Phase II of development for the treatment of Peyronie’s Disease and Frozen Shoulder Syndrome.

Our other projects in clinical development, AA2600 and AA4010, utilize a platform technology for the delivery of hormones and pharmaceutical products through the oral mucosal membrane which we in-license from a third party. AA2600 is a testosterone replacement therapy for the treatment of hypogonadism and AA4010 is a treatment for overactive bladder. Overactive bladder is a medical condition affecting both men and women characterized by urinary urgency and increased frequency of urination. We began a Phase III long-term safety trial for AA2600 in the European Union in the first quarter of 2006, and we expect to commence Phase III pivotal trials for AA2600 in the U.S. in the second quarter of 2006. AA4010 is in Phase I of development and we currently are seeking a partner to further develop AA4010.

Our two pain products in pre-clinical development also utilize our transmucosal film delivery system.

Our principal executive offices are located at 40 Valley Stream Parkway, Malvern, Pennsylvania, 19355, our telephone number is (484) 321-5900 and our Internet website address is www.auxilium.com. We have included our website address as an inactive textual reference only. Neither the contents of our website, nor any other website that may be accessed from our website, is incorporated in or otherwise considered a part of this prospectus.

THE OFFERING

Common Stock offered by selling stockholders	16,965,297 shares (includes 2,164,015 shares issuable upon exercise of warrants to purchase common stock, held by the selling stockholders)

Use of proceeds	Auxilium Pharmaceuticals, Inc. will not receive any proceeds from the sale of shares in this offering.

Nasdaq National Market symbol	AUXL

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the risks and uncertainties set forth below, the specific risks set forth under the caption “Risk Factors” in any of our other filings with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, incorporated by reference herein, the information set forth in the section of this prospectus entitled “Forward-Looking Statements,” and all other information contained or incorporated by reference in this prospectus, before you purchase our securities. The risks and uncertainties described below are not the only ones facing our company. There may be additional risks that we presently do not know or that we currently believe are immaterial which could also impair our business, financial condition, operating results or prospects. Any of the following risks, either alone or taken together, could materially and adversely, affect our business, financial condition, operating results or prospects. As a result, the market price of our securities could decline, and you could lose part or all of your investment.

Risks Related to Our Financial Results and Need for Additional Financing:

We have incurred significant losses since our inception and may not achieve profitability in the foreseeable future.

We have incurred significant losses since our inception, including net losses of $9.7 million for the three months ended March 31, 2006. As of March 31, 2006, we had an accumulated deficit of $147.2 million. Our only approved product is Testim. We expect to continue to make substantial expenditures related to the marketing and selling of Testim. As we launched Testim in the first quarter of 2003, we cannot be certain how effective our marketing and selling programs will be in the future. We continue to expand and enhance the marketing and selling of Testim. In April 2005, we entered into an agreement with Oscient Pharmaceuticals Corporation, or Oscient, for the co-promotion of Testim to primary care physicians in the U.S. As a result, marketing and selling expenses are likely to increase substantially in the future. In addition, we expect to continue to incur substantial expenses, including milestone payments, as we:

•	develop AA4500, our product candidate for the treatment of Dupuytren’s Disease, Peyronie’s Disease and Adhesive Capsulitis, or Frozen Shoulder Syndrome; AA2600, our testosterone replacement transmucosal film product candidate; AA4010, our overactive bladder transmucosal film product candidate; and our pain transmucosal film product candidates and any other product candidates that we license or acquire;

•	develop our manufacturing processes at scale;

•	seek regulatory approval for our product candidates;

•	commercialize any of our product candidates that receive marketing approval or any approved products that we acquire or in-license; and

•	acquire or in-license new technologies or development stage or approved products.

Accordingly, we expect to continue to incur substantial additional losses for the foreseeable future. In order to achieve and maintain profitability, we will need to generate significantly greater revenues from Testim and any other product candidate for which we receive marketing approval. As a result, we are unsure when we will become profitable, if at all. If we fail to achieve profitability within the time frame expected by investors, the value of our common stock may decline substantially.

Because we have a limited operating history, our future results are unpredictable, and therefore, our common stock is a highly speculative investment.

We commenced operations in the fourth quarter of 1999 and have a very limited operating history for you to evaluate our business. Accordingly, you must consider our prospects in light of the risks and difficulties encountered by companies in their early stages. In order to address these risks, we must:

•	increase the sales of Testim, our only product with marketing approval;

•	successfully develop, obtain marketing approval for and manufacture or have manufactured our current product candidates, including AA4500, for the treatment of Dupuytren’s Disease, Peyronie’s Disease, and Frozen Shoulder, AA2600 for the treatment of hypogonandism, AA4010 for the treatment of overactive bladder and our pain transmucosal film product candidates;

•	successfully identify and develop new product candidates;

•	effectively commercialize any approved product candidates that we develop or any approved products that we acquire;

•	respond to competitive pressures from other businesses, including the launch of any products, including generics, that compete with Testim in the treatment of hypogonadism;

•	identify and negotiate favorable agreements with third parties for the manufacture, distribution and marketing and sales of our approved products; and

•	effectively manage our relationships with vendors and third parties.

In addition, due to our limited operating history, we have minimal experience with product returns. If returns are higher than expected, our operating results could be materially harmed.

All of our revenues to date have been generated from the sale or out-licensing of Testim, and, if these revenues do not grow, and we cannot commercialize new products, we will not become profitable.

Our only product with marketing approval is Testim and our product revenues to date have been generated solely from the sale of Testim. Until such time as we develop, acquire or in-license additional products that are approved for marketing, we will continue to rely on Testim for all of our revenues. Accordingly, our success depends significantly on our ability to increase sales of Testim. Our sales and marketing efforts or those of our co-promotion partner may not be successful in increasing prescriptions for Testim. Sales of Testim are subject to the following risks, among others:

•	growth of the overall androgen market which may be influenced by sales and marketing efforts of Solvay Pharmaceuticals, Inc., or Solvay;

•	acceptance by the medical community or the general public of Testim as a safe or effective therapy for hypogonadism;

•	increasing awareness and continued acceptance of hypogonadism by the medical community, regulators or the general public as a medical disorder requiring treatment;

•	pressures from existing or new competing products, including generic products, that may provide therapeutic, convenience or pricing advantages over Testim;

•	failure of third-party payors to provide coverage and sufficient reimbursement for Testim; and

•	impact of coverage and reimbursement changes, included Medicare Part D coverage and reimbursement.

For the foreseeable future, if we are unable to grow Testim sales out-licensing, we will be unable to increase our revenues or achieve profitability and we may be forced to delay or change our current plans to develop other product candidates.

If we are unable to meet our needs for additional funding in the future, we may be required to limit, scale back or cease our operations.

Our operations to date have generated substantial and increasing needs for cash. Our negative cash flows from operations are expected to continue for at least the foreseeable future. Our strategy contains elements that we will not be able to execute without outside funding. Specifically, we may need to raise additional capital to:

•	enhance or expand our sales and marketing efforts for Testim or other products we may co-promote, acquire or in-license;

•	fund our product development, including clinical trials;

•	commercialize any product candidates that receive regulatory approval; and

•	acquire or in-license approved products or product candidates or technologies for development.

We believe that our existing cash resources and interest on these funds will be sufficient to meet our anticipated operating requirements for at least 12 months. Our future funding requirements will depend on many factors, including:

•	Testim market acceptance and sales growth;

•	growth of the overall androgen market which may be influenced by Solvay’s sales and marketing efforts;

•	third-party payor reimbursement for Testim;

•	the cost of manufacturing, distributing, marketing and selling Testim;

•	the scope, rate of progress and cost of our product development activities;

•	future clinical trial results;

•	the degree to which our current co-promotion and licensing and distribution agreements generate revenue;

•	the terms and timing of any future collaborative, licensing, co-promotion and other arrangements that we may establish;

•	the cost and timing of regulatory approvals;

•	the costs of commercializing any of our other product candidates;

•	acquisition or in-licensing costs;

•	the effect of competing technological and market developments;

•	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights; and

•	the extent to which we acquire or invest in businesses, products and technologies, although we currently have no commitments or agreements relating to any of these types of transactions.

These factors could result in variations from our currently projected operating and liquidity requirements. If our existing resources are insufficient to satisfy our liquidity requirements, we may need to borrow money or sell additional equity or debt securities. We may not be able to borrow money on commercially reasonable terms. Moreover, the terms of the sale of any equity or debt securities may not be acceptable to us and could result in substantial dilution of your investment. If we are unable to obtain this additional financing, we may be required to:

•	reduce the size or scope, or both, of our sales and marketing efforts for Testim or any of our future products;

•	delay or reduce the scope of, or eliminate one or more of our planned development, commercialization or expansion activities;

•	seek collaborators for our product candidates at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available; or

•	relinquish, license or otherwise dispose of rights to technologies, product candidates or products that we would otherwise seek to develop or commercialize ourselves on terms that are less favorable than might otherwise be available.

Our revenues, operating results and cash flows may fluctuate in future periods and we may fail to meet investor expectations, which may cause the price of our common stock to decline.

Variations in our quarterly operating results are difficult to predict and may fluctuate significantly from period to period. We are a relatively new company and our sales prospects are uncertain. We have been selling Testim, our only approved product, since the first quarter of 2003 and cannot predict with certainty the timing or level of sales of Testim in the future. If our quarterly sales or operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. In addition to the other factors discussed under these “Risk Factors,” specific factors that may cause fluctuations in our operating results include:

•	demand and pricing for Testim, including any change in wholesaler purchasing patterns or cost structures for our products or their services;

•	growth of the overall androgen market which may be influenced by Solvay’s sales and marketing efforts;

•	prescription levels relating to physician and patient acceptance of, and prescription costs for, Testim or any of our future products;

•	government or private healthcare reimbursement policies;

•	changes to the regulatory approval process for product candidates in those jurisdictions, including the U.S., in which we may be seeking approval for our product candidates;

•	introduction of competing products, including generics;

•	any interruption in the manufacturing or distribution of Testim or any of our future products;

•	the degree to which our expenses generated by our co-promotion arrangements exceed revenue we derive from such arrangements;

•	our operating expenses, many of which are relatively fixed;

•	timing and costs associated with any new product or technology acquisitions we may complete;

•	variations in our rates of product returns, allowances and rebates and discounts; and

•	milestone payments.

Forecasting our revenues is further complicated by difficulties in estimating inventory levels at our wholesaler and chain drug store customers, prescription levels, the timing of purchases by wholesalers and retailers to replenish inventory and the occurrence and amount of product returns.

As a result of these factors, we believe that period-to-period comparisons of our operating results are not a good indication of our future performance.

Risks Related to Development of Our Product Candidates:

We may not be able to develop product candidates into viable commercial products, which would impair our ability to grow and could cause a decline in the price of our stock.

The process of developing product candidates involves a high degree of risk and may take several years. Product candidates that appear promising in the early phases of development may fail to reach the market for several reasons, including:

•	clinical trials may show our product candidates to be ineffective or not as effective as anticipated or to have harmful side effects or any unforeseen result;

•	product candidates may fail to receive regulatory approvals required to bring the products to market;

•	manufacturing costs, the inability to scale up to produce supplies for clinical trials or other factors may make our product candidates uneconomical; and

•	the proprietary rights of others and their competing products and technologies may prevent our product candidates from being effectively commercialized or to obtain exclusivity.

Success in preclinical and early clinical trials does not ensure that large-scale clinical trials will be successful. Clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. The length of time necessary to complete clinical trials and to submit an application for marketing approval for a final decision by a regulatory authority varies significantly and may be difficult to predict. Currently, there is substantial congressional and administration review of the regulatory approval process for drug candidates in the U.S. Any changes to the U.S. regulatory approval process could significantly increase the timing or cost of regulatory approval for our product candidates making further development uneconomical or impossible.

In addition, developing product candidates is very expensive and will have a significant impact on our ability to generate profits. Factors affecting our product development expenses include:

•	changes to the regulatory approval process for product candidates in those jurisdictions, including the U.S., in which we may be seeking approval for our product candidates;

•	the cost and timing of manufacturing clinical supplies of product candidates;

•	our ability to raise any additional funds that we need to complete our trials;

•	the number and outcome of clinical trials conducted by us and/or our collaborators;

•	the number of products we may have in clinical development;

•	in-licensing or other partnership activities, including the timing and amount of related development funding, license fees or milestone payments; and

•	future levels of our revenue.

Our product development efforts also could result in large and immediate write-offs, significant milestone payments, incurrence of debt and contingent liabilities or amortization of expenses related to intangible assets, any of which could negatively impact our financial results. Additionally, if we are unable to develop our product candidates into viable commercial products, we may remain reliant solely on Testim sales for our revenues, potentially limiting our growth opportunities.

If clinical trials for our product candidates are delayed, we would be unable to commercialize our product candidates on a timely basis, which would materially harm our business.

Clinical trials that we may conduct may not begin on time or may need to be restructured after they have begun. Clinical trials can be delayed or may need to be restructured for a variety of reasons, including delays or restructuring related to:

•	changes to the regulatory approval process for product candidates in those jurisdictions, including the U.S., in which we may be seeking approval for our product candidates;

•	obtaining an investigational new drug exemption, or IND, or other regulatory approval to commence a clinical trial;

•	negotiating acceptable clinical trial agreement terms with prospective investigators or trial sites;

•	obtaining institutional review board, or equivalent, approval to conduct a clinical trial at a prospective site;

•	recruiting subjects to participate in a clinical trial;

•	competition in recruiting clinical investigators;

•	shortage or lack of availability of clinical trial supplies;

•	the need to repeat clinical trials as a result of inconclusive results or poorly executed testing;

•	the placement of a clinical hold on a study;

•	the failure of third parties conducting and overseeing the operations of our clinical trials to perform their contractual or regulatory obligations in a timely fashion; and

•	exposure of clinical trial subjects to unexpected and unacceptable health risks or noncompliance with regulatory requirements, which may result in suspension of the trial.

Prior to commencing clinical trials in the U.S., we must have an effective IND for each of our product candidates. An IND has been filed and is effective for AA4500 for the treatment of Dupuytren’s Disease, AA4500 for the treatment of Peyronie’s Disease, AA4500 for the treatment of Frozen Shoulder Syndrome and AA2600; however, INDs have not been filed for AA4010 or our pain transmucosal film product candidates. We will not be able to commence clinical trials in the U.S. for these product candidates until we file, and the U.S. Food and Drug Administration, or FDA fails to object to, an IND for each candidate.

We have five projects in clinical development, specifically AA4500 for the treatment of Dupuytren’s and Peyronie’s Diseases and Frozen Shoulder Syndrome, AA2600 and AA4010. Completion of clinical trials for each product candidate will be required before commercialization. If we experience delays in or termination of clinical trials or if the cost or timing of the regulatory approval process increases, our financial results and the commercial prospects for our product candidates will be adversely impacted. In addition, our product development costs would increase and our ability to generate additional revenue from new products could be impaired.

Adverse events or lack of efficacy in our clinical trials may force us to stop development of our product candidates or prevent regulatory approval of our product candidates, which could materially harm our business.

Patients participating in the clinical trials of our product candidates may experience serious adverse health events. A serious adverse health event includes death, a life-threatening condition, hospitalization, disability, congenital anomaly, or a condition requiring intervention to prevent permanent impairment or damage. The occurrence of any of these events could interrupt, delay or halt clinical trials of our product candidates and could result in the FDA, or other regulatory authorities, denying approval of our product candidates for any or all targeted indications. An institutional review board or independent data safety monitoring board, the FDA, other regulatory authorities or we may suspend or terminate clinical trials at any time. Our product candidates may prove not to be safe for human use. Any delay in the regulatory approval of our product candidates could increase our product development costs and allow our competitors additional time to develop or market competing products. If our product candidates do not receive the necessary regulatory approval, we may remain reliant on sales of Testim as our sole source of revenue.

Our failure to successfully in-license or acquire additional technologies, product candidates or approved products would impair our ability to grow.

We intend to in-license, acquire, develop and market additional products and product candidates so that we are not solely reliant on Testim sales for our revenues. Because we have limited internal research capabilities, we are dependent upon pharmaceutical and biotechnology companies and other researchers to sell or license products or technologies to us. The success of this strategy depends upon our ability to identify, select and acquire the right pharmaceutical product candidates, products and technologies. To date, we have in-licensed the formulation technology underlying Testim from Bentley Pharmaceuticals, Inc., or Bentley, the transmucosal film technology underlying AA2600, AA4010 and pain transmucosal film product candidates from Formulations Technologies, Inc., d/b/a PharmaForm, or PharmForm, and the enzyme underlying AA4500 from BioSpecifics Technologies, inc. or BioSpecifics.

We may not be able to successfully identify any other commercial products or product candidates to in-license, acquire or internally develop. Moreover, negotiating and implementing an economically viable in-licensing arrangement or acquisition is a lengthy and complex process. Other companies, including those with substantially greater financial, marketing and sales resources, may compete with us for the in-licensing or acquisition of product candidates and approved products. We may not be able to acquire or in-license the rights to additional product candidates and approved products on terms that we find acceptable, or at all. If we are unable to in-license or acquire additional commercial products or product candidates we may be reliant solely on Testim sales for revenues. As a result, our ability to grow our business or increase our profits could be severely limited.

If we engage in any acquisition, we will incur a variety of costs, and we may never realize the anticipated benefits of the acquisition.

Since our inception, we have acquired the underlying technology for Testim and all of our product candidates through in-licensing arrangements. The underlying technology for Testim was licensed from Bentley. The transmucosal film technology underlying AA2600, AA4010 and the pain product candidates was licensed from PharmaForm. AA4500, our product candidate for Dupuytren’s and Peyronie’s Diseases and Frozen Shoulder Syndrome, was licensed from BioSpecifics. One of our strategies for business expansion is the acquisition of additional products and product candidates. We may attempt to acquire these product candidates, or other potentially beneficial technologies, through in-licensing or the acquisition of businesses, services or products that we believe are a strategic fit with our business. If we undertake an acquisition, the process of integrating any newly acquired business, technology, service or product into our existing operations could be expensive and time consuming and may result in unforeseen operating difficulties and expenditures and may divert significant management attention from our ongoing business operations. Moreover, we may fail to realize the anticipated benefits of any acquisition for a variety of reasons, such as an acquired product candidate proving to not be safe or effective in later clinical trials or not reaching its forecasted commercial potential. We may fund any future acquisition by issuing equity or debt securities, which could dilute your ownership percentage or limit our financial or operating flexibility as a result of restrictive covenants related to new debt. Acquisition efforts can consume significant management attention and require substantial expenditures, which could detract from our other programs. In addition, we may devote resources to potential acquisitions that are never completed. If we are unable to acquire and successfully integrate product candidates through in-licensing or the acquisition of businesses, services or products, we may remain reliant solely on Testim sales for revenue. In pursuing our acquisition strategy, we have expended significant management time, consulting costs and legal expenses without consummating a transaction.

Risks Related to Regulatory Approval of Our Product Candidates:

We are subject to numerous complex regulatory requirements and failure to comply with these regulations, or the cost of compliance with these regulations, may harm our business.

The testing, development and manufacturing and distribution of our products are subject to regulation by numerous governmental authorities in the U.S., Europe and elsewhere. These regulations govern or affect the testing, manufacture, safety, labeling, storage, record-keeping, approval, distribution, advertising and promotion of Testim and our product candidates, as well as safe working conditions and the experimental use of animals. Noncompliance with any applicable regulatory requirements can result in refusal of the government to approve products for commercialization, criminal prosecution and fines, recall or seizure of products, total or partial suspension of production, prohibitions or limitations on the commercial sale of products or refusal to allow the entering into of federal and state supply contracts. FDA and comparable governmental authorities have the authority to withdraw product approvals that have been previously granted. Currently, there is a substantial amount of congressional and administrative review of the FDA and the regulatory approval process for drug candidates in the U.S. As a result, there may be significant changes made to the regulatory approval process in the U.S. In addition, the regulatory requirements relating to the manufacturing, testing, and promotion, marketing and distribution of our products may change in the U.S. or the other jurisdictions in which we may have obtained or be seeking regulatory approval for our products or product candidates. Such changes may increase our costs and adversely affect our operations.

Testosterone is listed by the U.S. Drug Enforcement Agency, or DEA, as a Schedule III substance under the Controlled Substances Act of 1970. The DEA classifies substances as Schedule I, II, III, IV or V substances, with Schedule I substances considered to present the highest risk of substance abuse and Schedule V substances the lowest risk. Our transmucosal film product candidates may also involve the use of scheduled substances. Scheduled substances are subject to DEA regulations relating to manufacturing, storage, distribution and physician prescription procedures. For example, all regular Schedule III drug prescriptions must be signed by a physician and may not be refilled. Furthermore, the amount of Schedule III substances we can obtain for clinical trials and commercial distribution is limited by the DEA and our quota may not be sufficient to complete clinical trials or meet commercial demand, if any.

Entities must be registered annually with the DEA to manufacture, distribute, dispense, import, export and conduct research using controlled substances. State controlled substance laws also require registration for similar activities. In addition, the DEA requires entities handling controlled substances to maintain records and file reports, follow specific labeling and packaging requirements, and provide appropriate security measures to control against diversion of controlled substances. Failure to follow these requirements can lead to significant civil and/or criminal penalties and possibly even lead to a revocation of a DEA registration.

Products containing controlled substances may generate public controversy. As a result, these products may have their marketing rights or regulatory approvals withdrawn. Political pressures and adverse publicity could lead to delays in, and increased expenses for, and limit or restrict the introduction and marketing of our product candidates. For some scheduled substances, the FDA may require us to develop a comprehensive risk management program to reduce the inappropriate use of our products and product candidates, including the manner in which they are marketed and sold, so as to reduce the risk of improper patient selection and diversion or abuse of the product. Developing such a program in consultation with the FDA may be a time-consuming process and could delay approval of any of our product candidates. Such a program or delays of any approval from the FDA could increase our product development costs and may allow our competitors additional time to develop or market competing products.

Additionally, failure to comply with or changes to the regulatory requirements that are applicable to Testim or our other product candidates may result in a variety of consequences, including the following:

•	restrictions on our products or manufacturing processes;

•	warning letters;

•	withdrawal of Testim or a product candidate from the market;

•	voluntary or mandatory recall of Testim or a product candidate;

•	fines against us;

•	suspension or withdrawal of regulatory approvals for Testim or a product candidate;

•	suspension or termination of any of our ongoing clinical trials of a product candidate;

•	refusal to permit to import or export of our products;

•	refusal to approve pending applications or supplements to approved applications that we submit;

•	denial of permission to file an application or supplement in a jurisdiction;

•	product seizure; and

•	injunctions or the imposition of civil or criminal penalties against us.

If our product candidates are not demonstrated to be sufficiently safe and effective, they will not receive regulatory approval and we will be unable to commercialize them.

Other than Testim, all of our other product candidates are in preclinical or clinical development and have not received regulatory approval from the FDA or any foreign regulatory authority. An IND has been filed and is effective for AA4500 for the treatment of Dupuytren’s Disease, AA4500 for the treatment of Peyronie’s Disease, AA4500 for the treatment of Frozen Shoulder Syndrome and AA2600 for the treatment of hypogonadism; however, INDs have not been filed for AA4010 or our pain transmucosal film product candidates. The regulatory approval process typically is extremely expensive, takes many years and the timing or likelihood of any approval cannot be accurately predicted.

As part of the regulatory approval process, we must conduct preclinical studies and clinical trials for each product candidate to demonstrate safety and efficacy. The number of preclinical studies and clinical trials that will be required varies depending on the product candidate, the indication being evaluated, the trial results and regulations applicable to any particular product candidate.

The results of preclinical studies and initial clinical trials of our product candidates do not necessarily predict the results of later-stage clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy despite having progressed through initial clinical trials. We cannot assure you that the data collected from the preclinical studies and clinical trials of our product candidates will be sufficient to support FDA or other regulatory approval. In addition, the continuation of a particular study after review by an institutional review board or independent data safety monitoring board does not necessarily indicate that our product candidate will achieve the clinical endpoint.

The FDA and other regulatory agencies can delay, limit or deny approval for many reasons, including:

•	changes to the regulatory approval process for product candidates in those jurisdictions, including the U.S., in which we may be seeking approval for our product candidates;

•	a product candidate may not be deemed to be safe or effective;

•	the manufacturing processes or facilities we have selected may not meet the applicable requirements; and

•	changes in their approval policies or adoption of new regulations may require additional clinical trials or other data.

Any delay in, or failure to receive, approval for any of our product candidates or the failure to maintain regulatory approval for Testim could prevent us from growing our revenues or achieving profitability.

Our corporate compliance program cannot guarantee that we are in compliance with all potentially applicable regulations.

We are a relatively small company and we rely heavily on third parties to conduct many important functions. As a pharmaceutical company, we are subject to a large body of legal and regulatory requirements. In addition, as a publicly traded company we are subject to significant regulations, including the Sarbanes-Oxley Act of 2002, or SOA, some of which have either only recently been adopted or are currently proposals subject to change. We cannot assure you that we are or will be in compliance with all potentially applicable laws and regulations. Failure to comply with all potentially applicable laws and regulations could lead to the imposition of fines, cause the value of our common stock to decline, impede our ability to raise capital or lead to the de-listing of our stock.

We will incur increased costs as a result of recently enacted and proposed changes in laws and regulations relating to corporate governance and other matters.

Our compliance with recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the SOA, and rules adopted or proposed by the Securities and Exchange Commission and by the Nasdaq Stock Market, will result in increased costs to us as we evaluate the implications of any new rules and respond to their requirements. Although we are not required to issue an evaluation of our internal control over financial reporting under Section 404 of SOA until March 2007, at the earliest, preparations for the issuance of this report have already resulted in increased costs to us, which will increase further. If we are not able to issue an evaluation of our internal control over financial reporting as required or we or our independent registered public accounting firm determine that our internal control over financial reporting is not effective, this shortcoming could have an adverse effect on our business and financial results and the price of our common stock could be negatively affected. The new rules could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees and as executive officers. We cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs to comply with these rules and regulations.

Risks Related to Commercialization:

If medical doctors do not prescribe our products or the medical profession does not accept our products, our ability to grow our revenues will be limited.

Our business is dependent on market acceptance of our products by physicians, healthcare payors, patients and the medical community. Medical doctors’ willingness to prescribe our products depends on many factors, including:

•	perceived safety and efficacy of our products;

•	convenience and ease of administration;

•	prevalence and severity of adverse side effects in both clinical trials and commercial use;

•	availability of alternative treatments;

•	cost effectiveness;

•	effectiveness of our marketing strategy and the pricing of our products;

•	publicity concerning our products or competing products; and

•	our ability to obtain third-party coverage or reimbursement.

Even though we have received regulatory approval for Testim, and even if we receive regulatory approval and satisfy the above criteria for any of our other product candidates, physicians may not prescribe our products if we do not promote our products effectively. Factors that could affect our success in marketing our products include:

•	the effectiveness of our sales force and that of any co-promotion partners;

•	the adequacy and effectiveness of our production, distribution and marketing capabilities;

•	the success of competing products, including generics; and

•	the availability and extent of reimbursement from third-party payors.

If any of our products or product candidates fails to achieve market acceptance, we may not be able to market and sell the products successfully, which would limit our ability to generate revenue and could harm our business.

If testosterone replacement therapies are perceived to create or create health risks, our sales of Testim may decrease and our operations may be harmed.

Recent studies of female hormone replacement therapy products have reported an increase in health risks. As a result of such studies, some companies that sell or develop female hormone replacement products have experienced decreased sales of these products, and in some cases, a decline in the value of their stock. Publications have, from time to time, suggested potential health risks associated with testosterone replacement therapy, or TRT. Potential health risks are described in various articles, including a 2002 article published in Endocrine Practice and a 1999 article published in the International Journal of Andrology. The potential health risks detailed are fluid retention, sleep apnea, breast tenderness or enlargement, increased red blood cells, development of clinical prostate disease, including prostate cancer, increased cardiovascular disease risk and the suppression of sperm production. It is possible that studies on the effects of TRT could demonstrate these or other health risks. This, as well as negative publicity about the risks of hormone replacement therapy, including TRT, could adversely affect patient or prescriber attitudes and impact Testim sales. In addition, investors may become concerned about these issues and decide to sell our common stock. These factors could adversely affect our business and the price of our common stock.

Testim competes in a very competitive market, and if we are unable to compete effectively with the other companies that produce products for the treatment of urologic or sexual health disorders, our ability to generate revenues will be limited.

The primary competition for Testim is AndroGel®, marketed by Solvay. AndroGel® was launched approximately three years before Testim and, according to IMS, has a much larger share of the testosterone gel market than we do and also accounted for approximately 58% of total TRT prescriptions for the quarter ended March 31, 2006. Furthermore, Solvay is a much larger company than we are with greater resources and greater ability to promote its product through a larger sales force. Testim also competes with other forms of testosterone replacement therapies such as oral treatments, patches, injectables and a buccal tablet. Androderm® is a transdermal testosterone patch marketed by Watson Pharmaceuticals, or Watson. Androderm® is the leading patch product and accounted for 10% of total TRT prescriptions for the first quarter of 2006. Many of our competitors, such as Solvay and Watson, have substantially greater financial, technical and human resources than we have. These resources may be used to more effectively develop, market or acquire products and technologies. Additional mergers and acquisitions in the pharmaceutical industry may result in even more resources being concentrated in our competitors. Competition may increase further as a result of advances made in the commercial applicability of technologies and greater availability of capital for investment in these fields. In addition, our competitors are developing new testosterone treatment therapies.

The pharmaceutical industry is highly competitive. Our success will depend on our ability to acquire, develop and commercialize products and our ability to establish and maintain markets for Testim or any products for which we receive marketing approval. Potential competitors in North America, Europe and elsewhere include major pharmaceutical companies, specialty pharmaceutical companies and biotechnology firms, universities and other research institutions and government agencies. Many of our competitors have more substantial research and development capabilities and experience, and more substantial management, manufacturing, distribution, marketing and financial resources, than we do. Accordingly, our competitors may:

•	develop or license products or other novel technologies that are more effective, safer or less costly than Testim or product candidates that are being developed by us;

•	obtain regulatory approval for products before we do; or

•	commit more resources than we can to developing, marketing and selling competing products.

Other new treatments are being sought for TRT, including a new isomer of an old product for centrally mediated treatment of primary hypogonadism as well as a new class of drugs called Selective Androgen Receptor Modulators, or SARMs. These products are in the early stages of development and their future impact on the treatment of testosterone deficiency is unknown.

If other pharmaceutical companies develop generic versions of any products that compete with our commercialized products or any of our products, our business may be adversely affected.

Other pharmaceutical companies may develop generic versions of any products that compete with our commercialized products or any of our products that are not subject to patent protection or other proprietary rights. For example, because the ingredients of Testim are commercially available to third parties, it is possible that competitors may design formulations, propose dosages or develop methods of administration that would be outside the scope of the claims of one or more, or of all, of the patent rights that we in-license. This would enable their products to effectively compete with Testim. Governmental and other pressures to reduce pharmaceutical costs may result in physicians writing prescriptions for these generic products. Increased competition from the sale of competing generic pharmaceutical products could cause a material decrease in revenue from our products. Additionally, if a generic form of Testim is approved and sold in the U.S., our co-promotion partner for Testim may terminate our co-promotion agreement which could cause a material decrease in revenue from Testim.

The primary competition for Testim is AndroGel®, marketed by Solvay. In July 2003, Watson and Par Pharmaceuticals, or Par, filed abbreviated new drug applications, or ANDAs, with the FDA to be approved as generics for AndroGel. In response to these ANDAs, Solvay filed patent infringement lawsuits against these two companies to block the approval and marketing of the generic products. Any generic for AndroGel will not be a generic for Testim. On November 1, 2004, Par’s partner, Paddock Laboratories, or Paddock, received tentative approval of its ANDA from the FDA, and on January 12, 2006, Watson received approval of its ANDA from the FDA. In January 2006, the thirty-month stay in each patent action expired. We believe that Watson was the first to file an ANDA with FDA and, therefore, Watson, not Par/Paddock, is entitled to launch first with six-month exclusivity. As a result, Watson will have to decide whether to (1) launch before a final outcome in the patent litigation and risk treble damages if its product is found to infringe the Solvay patent or (2) wait for the final outcome of the litigation before launch. Any generic for AndroGel will not be a generic for Testim, since Testim is BX rated (or non-substitutable) with AndroGel. However if one of the companies chooses to market their product this would likely result in increased competition for Testim, most likely, at lower prices. Other pharmaceutical companies may develop generic versions of any products that we commercialize that are not subject to patent protection or other proprietary rights. Governmental and other cost containment pressures may result in physicians writing prescriptions for these generic products.

If third-party payors do not reimburse customers for Testim or any of our product candidates that are approved for marketing, they might not be used or purchased, and our revenues and profits will not grow.

Our revenues and profits depend heavily upon the availability of coverage and reimbursement for the use of Testim, and any of our product candidates that are approved for marketing, from third-party healthcare and state and federal government payors, both in the U.S. and in foreign markets. Reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination the product is:

•	competitively priced;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

Since reimbursement approval for a product is required from third-party and government payors, seeking this approval, particularly when seeking approval for a preferred form of reimbursement over other competitive products, is a time-consuming and costly process. Third-party payors may require cost-benefit analysis data from us in order to demonstrate the cost-effectiveness of any product we might bring to market. For any individual third-party payor, we may not be able to provide data sufficient to gain reimbursement on a similar or preferred basis to competitive products or at all. Once reimbursement at an agreed level is approved by a third-party payor, we may lose that reimbursement entirely or we may lose the similar or better reimbursement we receive compared to competitive products. As reimbursement is often approved for a period of time, this risk is greater at the end of the time period, if any, for which the reimbursement was approved. To date, we have not experienced any problems with third-party payors. This does not mean that we will not experience any problems with third-party payors in the future. We do not know what the impact of changes to reimbursement programs, including Medicare Part D, might be.

International commercialization of Testim and our product candidates faces significant obstacles.

As with Testim, we may plan to commercialize some of our product candidates internationally through collaborative relationships with foreign partners. We have limited foreign regulatory, clinical and commercial resources. We may not be able to enter into collaboration agreements with appropriate partners for important foreign markets on acceptable terms, or at all. Future collaborations with foreign partners may not be effective or profitable for us.

If incremental sales generated by our co-promotion partnership do not offset our obligations under the agreement, our profitability and results of operations may be negatively affected, which could cause the price of our common stock to decline.

In April 2005, we entered into a co-promotion agreement with Oscient. Under the terms of the agreement, Oscient promotes Testim to primary care physicians in the U.S. using its sales force, while we continue to promote Testim using our specialty sales force that calls on urologists, endocrinologists and select primary care physicians. With the exception of 2005, when there is disproportionate sharing of promotional expenses, we are obligated to share equally with Oscient an agreed upon amount of Testim promotional expenses relating to U.S. primary care physicians. In addition, we are obligated to pay Oscient a specified percentage of the gross profit from Testim sales attributable to primary care physicians in the U.S. that exceeds a specified sales threshold. The specific percentage is based upon Testim sales levels attributable to primary care physicians and the marketing expenses incurred by Oscient in connection with the promotion of Testim under the agreement. We anticipate that our selling and marketing expenses will increase significantly as a result of our obligations under the agreement. If we are unable to effectively utilize the combined sales forces or if the additional selling efforts do not sufficiently increase Testim sales, our profitability may be negatively affected, which may cause our stock price to decline.

In addition, we may be required to make termination payments under the agreement to Oscient upon the occurrence of certain termination events, such as in the event a generic form of Testim is approved and sold in the U.S. or in the event there is an interruption in supply of Testim. Such payments will adversely affect our results of operations.

Healthcare reform measures could adversely affect our business.

The business and financial condition of pharmaceutical companies is affected by the efforts of governmental and third-party payors to contain or reduce the costs of healthcare. In the U.S. and in foreign jurisdictions there have been, and we expect that there will continue to be, a number of legislative and regulatory proposals aimed at changing the healthcare system. For example, in some countries other than the U.S., pricing of prescription drugs is subject to government control, and we expect proposals to implement similar controls in the U.S. to continue. In particular, in January 2006, new Medicare prescription drug coverage legislation (Medicare Part D) was implemented. The prescription drug program established by this legislation and future amendments or regulatory interpretations of the legislation could have the effect of reducing the prices that we are able to charge for any products we develop and sell through these plans. This prescription drug legislation and related amendments or regulations could also cause third-party payors other than the federal government, including the states under the Medicaid program, to discontinue coverage for Testim or any products we develop or to lower reimbursement amounts that they pay.

Further federal, state and foreign healthcare proposals and reforms are likely. While we cannot predict the legislative or regulatory proposals that will be adopted or what effect those proposals may have on our business, including the future reimbursement status of any of our product candidates, the pendency or approval of such proposals could result in a decrease in our stock price or limit our ability to raise capital or to obtain strategic partnerships or licenses.

We could be negatively impacted by future interpretation or implementation of federal and state fraud and abuse laws, including anti-kickback laws, false claims laws and federal and state anti-referral laws.

We are subject to various federal and state laws pertaining to health care fraud and abuse, including anti-kickback laws, false claims laws and physician self-referral laws. Violations of these laws are punishable by criminal and/or civil sanctions, including, in some instances, imprisonment and exclusion from participation in federal and state health care programs, including Medicare, Medicaid, and veterans’ health programs. We have not been challenged by a governmental authority under any of these laws and believe that our operations are in compliance with such laws.

However, because of the far-reaching nature of these laws, we may be required to alter one or more of our practices to be in compliance with these laws. Health care fraud and abuse regulations are complex, and even minor, inadvertent irregularities can potentially give rise to claims that the law has been violated. Any violations of these laws could result in a material adverse effect on our business, financial condition and results of operations. If there is a change in law, regulation or administrative or judicial interpretations, we may have to change our business practices or our existing business practices could be challenged as unlawful, which could have a material adverse effect on our business, financial condition and results of operations.

We could become subject to false claims litigation under federal or state statutes, which can lead to civil money penalties, criminal fines and imprisonment, and/or exclusion from participation in federal health care programs. These false claims statutes include the federal False Claims Act, which allows any person to bring suit alleging the false or fraudulent submission of claims for payment under federal programs or other violations of the statute and to share in any amounts paid by the entity to the government in fines or settlement. Such suits, known as qui tam actions, have increased significantly in recent years and have increased the risk that companies like us may have to defend a false claim action. We could also become subject to similar false claims litigation under state statutes. If we are unsuccessful in defending any such action, such action may have a material adverse effect on our business, financial condition and results of operations.

If product liability lawsuits are brought against us, we may incur substantial liabilities.

The commercialization of Testim and the clinical testing and, if approved, commercialization of our product candidates involves significant exposure to product liability claims. We have clinical trial and product liability insurance that covers Testim and the clinical trials of our other product candidates that we believe is adequate in both scope and amount and has been placed with what we believe are reputable insurers. We are self-insured for the first $1.0 million of liability under these policies. Our product liability policies have been written on a claims-made basis. If any of our product candidates are approved for marketing, we may seek additional coverage. We cannot predict all of the adverse health events that Testim or our product candidates may cause. As a result, our current and future coverages may not be adequate to protect us from all the liabilities that we may incur. If losses from product liability claims exceed our insurance coverage, we may incur substantial liabilities that exceed our financial resources. Whether or not we were ultimately successful in product liability litigation, such litigation could consume substantial amounts of our financial and managerial resources, and might result in adverse publicity, all of which would impair our business. We may not be able to maintain our clinical trial insurance or product liability insurance at an acceptable cost, if at all, and this insurance may not provide adequate coverage against potential claims or losses. If we are required to pay a product liability claim, we may not have sufficient financial resources and our business and results of operations may be harmed.

We may be exposed to liability claims associated with the use of hazardous materials and chemicals.

Our research and development activities and our commercial product, Testim, involve the use of testosterone and large amounts of alcohol which are classified as hazardous materials and chemicals. AA4500 is a biologic product. Biologic products may present a manufacturing health hazard due to risk of infection with the bacterial cell line used to produce the product or with potential viral contamination with the fermentation. Although we believe that our safety procedures for using, storing, handling and disposing of these materials comply with federal, state and local laws and regulations, we cannot completely eliminate the risk of accidental injury or contamination from these materials. In the event of such an accident, we could be held liable for any resulting damages and any liability could materially adversely affect our business, financial condition and results of operations. In addition, the federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous or radioactive materials and waste products may require us to incur substantial compliance costs that could materially adversely affect our business and financial condition. To our knowledge, we have not been the subject of any investigation by any agency or authority for failure to comply with any rules or regulations applicable to hazardous materials or chemicals. We do not maintain specific insurance for the handling of biological, hazardous and radioactive materials. We have contracts with third-party providers for the storage and disposal of hazardous waste and believe that any claims against us in these areas would be the responsibility of these third parties. However, we may be held responsible for these claims despite the fact that we have contracted with third parties for the storage and disposal of hazardous waste. If we are exposed to these types of claims, we could be held responsible for liabilities that exceed our financial resources, which could severely affect our operations.

Risks Related to Our Dependence on Third-Party Manufacturers and Service Providers:

Since we rely on third-party manufacturers and suppliers, we may be unable to control the availability or cost of manufacturing our products, which could adversely affect our results of operations.

We do not manufacture Testim or any of our product candidates. Testim is manufactured for us by DPT Laboratories, Ltd., or DPT, under a contract that expires on December 31, 2010. We have qualified a back-up supplier to manufacture Testim. We have contracted with Cobra Biologics Ltd., or Cobra, for the production of our clinical supply of AA4500, our product candidate for the treatment of Dupuytren’s and Peyronie’s Diseases and Frozen Shoulder Syndrome, and we have contracted with Althea Technologies, Inc., or Althea, to fill and lyophilize the AA4500 bulk substance produced by Cobra, manufacture placebo and produce sterile diluent. We plan to contract with one or more third-party manufacturers to manufacture our transmucosal film product candidates. The manufacture of pharmaceutical products requires significant expertise and capital investment. DPT, Cobra, Althea, any back-up supplier for Testim or AA4500, or any other third-party manufacturer may encounter difficulties in production. These problems may include:

•	difficulties with production costs and yields;

•	availability of clinical supplies;

•	quality control and assurance;

•	shortages of qualified personnel;

•	compliance with strictly enforced federal, state and foreign regulations; and

•	lack of capital funding.

DPT, Cobra, Althea, any back-up supplier for Testim or AA4500, or any of our other third-party manufacturers may not perform as agreed or may terminate its agreement with us, which would adversely impact our ability to produce and sell Testim or our ability to produce AA4500 or other product candidates for clinical trials.

Under our contract with DPT, DPT is required to qualify its Lakewood, New Jersey facility as a secondary site for the production of Testim. Prior to DPT’s qualification of the Lakewood facility, we are permitted to qualify a back-up supplier and have done so. If there is an interruption in the supply of Testim, our co-promotion partner for Testim may terminate our co-promotion agreement and in that event, we would be obligated to make a payment to Oscient the amount of which depends on when the supply interruption occurs. The number of third-party manufacturers with the expertise, required regulatory approvals and facilities to manufacture bulk drug substance on a commercial scale is extremely limited, and it would take a significant amount of time to arrange and receive regulatory approval for alternative arrangements. We may not be able to contract for the manufacturing of Testim on acceptable terms, if at all, which would materially impair our business.

Any of these factors could increase our costs and result in us being unable to effectively commercialize or develop our products. Furthermore, if DPT or any other third-party manufacturer fails to deliver the required commercial quantities of finished product on a timely basis and at commercially reasonable prices, we may be unable to meet the demand for our products and we may lose potential revenues.

We rely on a single source supplier and a limited number of suppliers for two of the primary ingredients for Testim and the loss of any of these suppliers could prevent us from selling Testim, which would materially harm our business.

We rely on third-party suppliers for our supply of testosterone and CPD, two key ingredients of Testim. Testosterone is available to us from only two sources. We rely exclusively on one outside source for our supply of CPD. We do not have any agreements with these suppliers regarding these key ingredients. If either of the two sources that produce testosterone stops manufacturing it, or if we are unable to procure testosterone on commercially favorable terms, we may be unable to continue to produce or sell Testim on commercially viable terms, if at all. In addition, if our third-party source of CPD stops manufacturing pharmaceutical grade CPD, or does not make CPD available to us on commercially favorable terms, we may be unable to continue to produce or sell Testim on commercially viable terms, if at all. Furthermore, the limited number of suppliers of testosterone and CPD may provide such companies with greater opportunity to raise their prices. Any increase in price for testosterone or CPD may reduce our gross margins.

Due to our reliance on contract research organizations or other third parties to assist us in conducting clinical trials, we are unable to directly control all aspects of our clinical trials.

Currently, we rely in part on third parties to conduct our clinical trials for the expansion of Testim and the development of our product candidates. As a result, we have had and will continue to have less control over the conduct of the clinical trials, the timing and completion of the trials and the management of data developed through the trial than would be the case if we were relying entirely upon our own staff. Communicating with outside parties can also be challenging, potentially leading to mistakes as well as difficulties in coordinating activities. Outside parties may:

•	have staffing difficulties;

•	experience regulatory compliance issues; or

•	undergo changes in priorities or may become financially distressed.

These factors may adversely affect their willingness or ability to conduct our trials. We may experience unexpected cost increases that are beyond our control. Problems with the timeliness or quality of the work of a contract research organization may lead us to seek to terminate the relationship and use an alternative service provider. However, making this change may be costly and may delay our trials, and contractual restrictions may make such a change difficult or impossible. Our contracts with the contract research organizations on which we currently rely are each terminable upon 30-days prior written notice. If we must replace any of these contract research organizations or any other contract research organization we may use in the future to conduct our clinical trials, our trials may have to be suspended until we find another contract research organization that offers comparable services. The time that it takes us to find alternative organizations may cause a delay in the commercialization of our product candidates or may cause us to incur significant expenses to replicate data that may be lost. Although we do not believe that the contract research organizations on which we rely offer services that are not available elsewhere, it may be difficult to find a replacement organization that can conduct our trials in an acceptable manner and at an acceptable cost. Any delay in or inability to complete our clinical trials could significantly compromise our ability to secure regulatory approval of the relevant product candidate and preclude our ability to commercialize the product, thereby limiting our ability to generate revenue from the sales of products other than Testim, which may result in a decrease in our stock price.

Our third-party manufacturers are subject to regulatory oversight, which may delay or disrupt our development and commercialization efforts.

Third-party manufacturers of our products or product candidates must ensure that all of the processes, methods and equipment are compliant with the current Good Manufacturing Practices, or cGMP, and conduct extensive audits of vendors, contract laboratories and suppliers. The cGMP requirements govern quality control of the manufacturing process and documentation policies and procedures. Compliance by third-party manufacturers with cGMP requires record keeping and quality control to assure that the product meets applicable specifications and other requirements. Manufacturing facilities are subject to inspection by regulatory agencies at any time. If an inspection by regulatory authorities indicates that there are deficiencies, third-party manufacturers could be required to take remedial actions, stop production or close the facility, which would disrupt the manufacturing processes and limit the supplies of Testim or our product candidates. If they fail to comply with these requirements, we also may be required to curtail the clinical trials of our product candidates, which are also supplied by these manufacturers, and may not be permitted to sell our products or may be limited in the jurisdictions in which we are permitted to sell them.

Approximately 90% of our product shipments are to only three customers; if any of these customers refuse to distribute Testim on commercially favorable terms, or at all, our business will be adversely affected.

We sell Testim to wholesale drug distributors and chain drug stores who generally sell products to retail pharmacies, hospitals and other institutional customers. We do not promote Testim to these customers, and they do not determine Testim prescription demand. However, approximately 90% of our product shipments during the three-month period ended March 31,

2006 were to only three customers: Cardinal Health, Inc., McKesson Corporation and AmerisourceBergen Corporation. Our business would be harmed if any of these customers refused to distribute Testim or refuse to purchase Testim on commercially favorable terms to us.

It is possible that wholesalers could decide to change their policies or fees, or both, at some time in the future. This could result in their refusal to distribute smaller volume products, or cause higher product distribution costs, lower margins or the need to find alternative methods of distributing products. Such alternative methods may not exist or may not be economically viable.

If we are unable to grow our sales, marketing or distribution capabilities or enter into agreements with third parties to perform some of these functions, or our current co-promotion partner for Testim does not perform as expected, we will not be able to grow our business.

As an organization, we have a limited history in sales, marketing and distribution. To directly market and distribute Testim or any of our product candidates which receive regulatory approval, we must continue to enhance our sales and marketing efforts. For our direct sales efforts, we will need to hire additional salespeople in order to grow and to manage any turnover that occurs in our sales force. For some market opportunities, we may need to enter into co-promotion agreements such as our agreement with Oscient or other licensing arrangements with pharmaceutical or biotechnology firms in order to increase the commercial success of our products. The success of our co-promotion agreement with Oscient is dependent upon Oscient’s performance and the amount of resources Oscient devotes to Testim promotion. The failure of Oscient to devote sufficient resources or any disagreement with Oscient as to whether Oscient is performing under the agreement could preclude us from gaining any benefit from the Oscient agreement and significantly distract our management from their operational responsibilities, which would negatively impact our ability to grow our business.

We may not be able to grow our direct sales, marketing and distribution capabilities or enter into future co-promotion or similar licensing arrangements with third parties in a timely manner, or on acceptable terms. To the extent that we enter into future co-promotion or other licensing arrangements, our product revenues may be lower than if we directly marketed and sold our products, and some or all of the revenues we receive will depend upon the efforts of third parties, and these efforts may not be successful or our future partners may not devote sufficient resources to our products. Additionally, building marketing and distribution capabilities may be more expensive than we anticipate, requiring us to divert capital from other intended purposes or preventing us from building our marketing and distribution capabilities to the desired levels.

Risks Related to Intellectual Property:

If we breach any of the agreements under which we license commercialization rights to products or technology from others, we could lose license rights that are critical to our business.

We are a party to a number of license agreements by which we have rights to use the intellectual property of third parties that are necessary for us to operate our business. In particular, we have obtained the exclusive right to develop and commercialize Testim pursuant to a license agreement with Bentley. Bentley may unilaterally terminate the agreement if we fail to make payments under this agreement and this failure continues for a period of 30 days following written notice to us by Bentley. If the agreement is properly terminated by Bentley, we may not be able to manufacture or sell Testim.

Additionally, we have obtained exclusive rights to make and sell products that are used for hormone replacement, to treat any type of urologic disorder or as a pain therapy incorporating PharmaForm’s transmucosal film technology. This agreement continues for the life of the licensed patent rights. Either party may terminate this agreement under certain events of bankruptcy or insolvency by the other party. PharmaForm may unilaterally terminate this agreement if:

•	we fail to make payments under this agreement and this failure continues for a period of 30 days following written notice to us by PharmaForm; or

•	we fail to initiate clinical trials within two years of availability of final formulation in quantities adequate for clinical testing and associated documentation for clinical trials.

If our agreement with PharmaForm is properly terminated by PharmaForm, we may not be able to execute our strategy to develop, manufacture or sell transmucosal film products. To the extent that unpatented PharmaForm trade secrets are necessary for the manufacture of the transmucosal product candidates, our license to such trade secrets would expire with the expiration of the licensed patents in 2020 or later and potentially impair our continued commercialization of our transmucosal product candidates thereafter.

We have also obtained exclusive worldwide rights from BioSpecifics to develop, market and sell products, other than dermal formulations labeled for topical administration, that contain BioSpecifics’ enzyme, which we refer to as AA4500, for the treatment of Dupuytren’s and Peyronie’s Diseases and Frozen Shoulder Syndrome. We may expand the agreement, at our option, to license products which contain BioSpecifics’ enzyme for other indications, excluding dermal formulations labeled for topical administration, as they are developed by BioSpecifics or by us. This agreement continues on a product by product and country by country basis until the later of:

•	the last to expire valid claim of a patent covering such product;

•	the expiration of the regulatory period conveyed by orphan drug designation with respect to such product; and

•	12 years.

Upon expiration of the agreement pursuant to the preceding sentence, we will have a fully paid-up license to the products developed under the agreement. Either party may terminate this agreement in the event of bankruptcy or insolvency by the other party. Additionally, either party may terminate this agreement if the other party is in material breach of its obligations under the agreement which continues for a period of 90 days following receipt of written notice of such material breach. We may terminate this agreement in its entirety, or on a country by country basis, on an indication by indication basis, or on a product by product basis, at any time upon 90 days prior written notice to BioSpecifics. If this agreement is properly terminated by BioSpecifics, we may not be able to execute our strategy to develop and commercialize AA4500 for the treatment of Dupuytren’s and Peyronie’s Diseases and Frozen Shoulder Syndrome or to develop and commercialize future product candidates utilizing BioSpecifics’ enzyme.

We expect to enter into additional licenses in the future. These licenses may impose various development, commercialization, funding, royalty, diligence or other obligations on us. If we breach any of these obligations, the licensor may have the right to terminate the license or render the license non-exclusive, which could make it impossible for us to develop, manufacture or sell the products covered by the license.

Disputes may arise with respect to our licensing agreements regarding manufacturing, development and commercialization of any products relating to our in-licensed intellectual property, including Testim. These disputes could lead to delays in or termination of the development, manufacture and commercialization of Testim or our product candidates or to litigation.

We have only limited patent protection for Testim and our product candidates, and we may not be able to obtain, maintain and protect proprietary rights necessary for the development and commercialization of Testim or our product candidates.

Our business and competitive positions are dependent upon our ability to obtain and protect our proprietary position for Testim and our product candidates in the U.S., Europe and elsewhere. Because of the substantial length of time and expense associated with development of new products, we, along with the rest of the biopharmaceutical industry, place considerable importance on obtaining and maintaining patent protection for new technologies, products and processes. The patent positions of pharmaceutical, biopharmaceutical and biotechnology companies, including ours, are generally uncertain and involve complex legal and factual questions. Our and our licensors’ patents and patent applications may not protect our technologies and products because, among other things:

•	there is no guarantee that any of our or our licensors’ pending patent applications will result in issued patents;

•	we may develop additional proprietary technologies that are not patentable;

•	there is no guarantee that any patents issued to us, our collaborators or our licensors will provide us with any competitive advantage or cover our product candidates;

•	there is no guarantee that any patents issued to us or our collaborators or our licensors will not be challenged, circumvented or invalidated by third parties; and

•	there is no guarantee that any patents previously issued to others or issued in the future will not have an adverse effect on our ability to do business.

We attempt to protect our intellectual property position by filing or obtaining licenses to patent applications and, where appropriate, patent applications in other countries related to our proprietary technology, inventions and improvements that are important to the development of our business. Our PharmaForm transmucosal film product candidates are covered by a formulation patent in the U.S. only. This patent expires in 2020. Testosterone, the active ingredient in Testim, is off-patent and is included in competing TRT products. The U.S. patent that we license from Bentley covers the composition of matter and formulation of Testim and expires in June 2008. The European and Japanese patents that we license from Bentley for Testim expire in November 2006. The Canadian patent that we license from Bentley expires in January 2010. In July 2005, an additional patent covering Testim was issued in Canada, and this patent is included in our license from Bentley. This patent expires in 2023. Bentley has filed a new patent application in the U.S., Europe and Japan which, if issued, could provide additional patent protection for Testim.

AA4500 licensed from BioSpecifics is covered by two method of use patents in the U.S., one for the treatment of Dupuytren’s Disease and one for the treatment of Peyronie’s Disease. The Dupuytren’s patent expires in 2014, and the

Peyronie’s patent expires in 2019. The patents are limited to the use of AA4500 for the treatment of Dupuytren’s and Peyronie’s Diseases, respectively, with certain dose ranges and/or concentration ranges. In January 2005, a patent application was filed with regard to AA4500 for the treatment of Frozen Shoulder Syndrome. If this patent is granted, it would expire in 2026. Currently there is not enough data to establish whether any approved product for Dupuytren’s Disease or Peyronie’s Disease or Frozen Shoulder Syndrome will be covered by these patents. In January 2006, we filed a patent application with regard to the manufacturing process for AA4500; if this patent is granted, it would expire in January 2027.

Foreign patents and pending applications may also cover these products in certain countries depending upon the concentration and dosage ranges of such products. Some countries will not grant patents on patent applications that are filed after the public sale or disclosure of the material claimed in the patent application. The U.S., by contrast, allows a one-year grace period after public disclosure in which to file a patent application. Because the European patent application was filed after Testim went on the market in the U.S., our ability to obtain additional patent protection outside of the U.S. may be limited.

The standards that the U. S. Patent and Trademark Office, or USPTO, and its foreign counterparts use to grant patents are not always applied predictably or uniformly and can change. Limitations on patent protection in some countries outside the U.S., and the differences in what constitutes patentable subject matter in these countries, may limit the protection we seek outside of the U.S. For example, methods of treating humans are not patentable subject matter in many countries outside of the U.S. In addition, laws of foreign countries may not protect our intellectual property to the same extent as would laws of the U.S. In determining whether or not to seek a patent or to license any patent in a particular foreign country, we weigh the relevant costs and benefits, and consider, among other things, the market potential of our product candidates in the jurisdiction, and the scope and enforceability of patent protection afforded by the law of the jurisdiction. Failure to obtain adequate patent protection for our proprietary product candidates and technology would impair our ability to be commercially competitive in these markets. Accordingly, we do not know the degree of future protection for our proprietary rights or the breadth of claims allowed in any patents issued to us or others.

We intend to seek patent protection whenever it is available for any products or product candidates we acquire in the future. However, any patent applications for future products may not issue as patents, and any patent issued on such products may be challenged, invalidated, held unenforceable or circumvented. Furthermore, the claims in patents which have been issued on products we may acquire in the future may not be sufficiently broad to prevent third parties from commercializing competing products. If we fail to obtain adequate patent protection for our products, our ability to compete could be impaired.

Technology in-licensed by us is important to our business. We may not control the patent prosecution, maintenance or enforcement of our in-licensed technology. Accordingly, we may be unable to exercise the same degree of control over this intellectual property as we would over our internally developed intellectual property. For example, in-licensed patents for which our rights are limited to a particular field of use could be or become licensed in other fields to other licensees and, therefore, become subject to enforcement by such other licensees without our participation. Consequently, such licensed patents could be held invalid or unenforceable or could have claims construed in a manner adverse to our interests in litigation, which we would not control or to which we would not be a party. If any of the intellectual property rights of our licensors is found to be invalid, this could have a material adverse impact on our operations.

We control the filing, prosecution and maintenance of BioSpecifics’ patents relating to products licensed under our development and license agreement with Biospecifics. Pursuant to the terms of the agreement, we must pay a specified percentage of the fees and expenses incurred by us in connection with filing, prosecution and maintenance of BioSpecifics’ patents and shall receive a credit against future royalties payable to BioSpecifics under our agreement with BioSpecific equal to a specified percentage of such fees and expenses. Additionally, BioSpecifics shall reimburse us for 100% of fees and expenses in connection with filings, prosecution and/or maintenance of patents pertaining to pharmaceutical applications containing BioSpecifics’ enzyme for which we decline to exercise our option under the development and license agreement to pursue and which BioSpecifics pursues.

The patent relating to Dupuytren’s Disease is the subject of a reissue application in the USPTO for, among other things, the purpose of submitting prior art that was not previously submitted during the prosecution of the Dupuytren’s patent. As a result, the patent may not be allowed by the USPTO, and therefore, may not be valid and enforceable.

If we are not able to protect and control unpatented trade secrets, know-how and other technological innovation, we may suffer competitive harm. We also rely on trade secrets, know-how and technology, which are not protected by patents, to maintain our competitive position. However, trade secrets are difficult to protect. To maintain the confidentiality of trade secrets and proprietary information, we generally seek to enter into confidentiality agreements with our employees, consultants and collaborators upon the commencement of a relationship with us. However, we may not obtain these agreements in all circumstances. Nor can we guarantee that these agreements will provide meaningful protection, that these agreements will not be breached, or that we will have an adequate remedy for any such breach. In addition, adequate remedies may not exist in the event of unauthorized use or disclosure of this information. Others may have developed, or may develop in the future, substantially similar or superior know-how and technology. The loss or exposure of our trade secrets, know-how and other proprietary information, as well as independent development of similar or superior know-how, could harm our operating results, financial condition and future growth prospects. Many of our employees and consultants were, and many of our consultants may currently be, parties to confidentiality agreements with other companies. Although our confidentiality agreements with these employees and consultants require that they do not bring to us, or use without proper authorization, any third party’s proprietary technology, if they violate their agreements, we could suffer claims or liabilities.

We may have to engage in costly litigation to enforce or protect our proprietary technology or to defend challenges to our proprietary technology by our competitors, which may harm our business, results of operations, financial condition and cash flow.

The pharmaceutical field is characterized by a large number of patent filings involving complex legal and factual questions, and, therefore, we cannot predict with certainty whether our licensed patents will be enforceable. Competitors may have filed applications for or have been issued patents and may obtain additional patents and proprietary rights related to products or processes that compete with or are similar to ours. We may not be aware of all of the patents potentially adverse to our interests that may have been issued to others. Litigation may be necessary to protect our proprietary rights, and we cannot be certain that we will have the required resources to pursue litigation or otherwise to protect our proprietary rights.

Competitors may infringe our patents or successfully avoid them through design innovation. To prevent infringement or unauthorized use, we may need to file infringement lawsuits, which are expensive and time-consuming. In particular, if a competitor were to file a paragraph IV certification under the United States Drug Price Competition and Patent Term Restoration Act of 1984, known as the Hatch-Waxman Act, in connection with that competitor’s submission to the FDA of an ANDA, for approval of a generic version of any of our products for which we believed we held a valid patent, then we would have 45 days in which to initiate a patent infringement lawsuit against such competitor. In any infringement proceeding, a court may decide that a patent of ours is not valid or is unenforceable, may narrow our patent claims or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover its technology. If a court so found that one of our patents was invalid or not infringed in an infringement suit under paragraph IV of the Hatch-Waxman Act, then the FDA would be permitted to approve the competitor’s ANDA resulting in a competitive generic product.

Our ability to market our products may be impaired by the intellectual property rights of third parties.

Our commercial success will depend in part on not infringing the patents or proprietary rights of third parties. We are aware of competing intellectual property relating to the TRT gel market. While we currently believe we have freedom to operate in the TRT gel market, others may challenge our position in the future. We are also aware of at least one third-party patent relating to BioSpecifics’ enzyme that may impair BioSpecifics’ freedom to operate in the manufacture of AA4500. We are also aware of third-party patents relating to PharmaForm’s transmucosal film delivery system that may impair PharmaForm’s freedom to operate in the manufacture of product candidates using a transmucosal film delivery system. There has been, and we believe that there will continue to be, significant litigation in the pharmaceutical industry regarding patent and other intellectual property rights.

Third parties could bring legal actions against us claiming damages and seeking to enjoin clinical testing, manufacturing and marketing of the affected product or products. A third party might request a court to rule that the patents we in-license are invalid or unenforceable. In such a case, even if the validity or enforceability of those patents were upheld, a court might hold that the third party’s actions do not infringe the patent we in-license thereby, in effect, limiting the scope of our patent rights. If we become involved in any litigation, it could consume a substantial portion of our resources, regardless of the outcome of the litigation. If any of these actions are successful, in addition to any potential liability for damages, we could be required to obtain a license to continue to manufacture or market the affected product, in which case we may be required to pay substantial royalties or grant cross-licenses to our patents. However, there can be no assurance that any such license will be available on acceptable terms or at all. Ultimately, we could be prevented from commercializing a product, or forced to cease some aspect of our business operations, as a result of patent infringement claims, which could harm our business.

We may not be able to obtain or maintain orphan drug exclusivity for our product candidates, and our competitors may obtain orphan drug exclusivity prior to us, which could significantly harm our business.

Some jurisdictions, including Europe and the U.S., may designate drugs for relatively small patient populations as orphan drugs. The FDA granted orphan drug status to AA4500 in the U.S. for the treatment of Dupuytren’s and Peyronie’s Diseases. Orphan drug designation must be requested before submitting an application for marketing authorization. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process, but does make the product eligible for orphan drug exclusivity and specific tax credits in the U.S. Generally, if a product with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to orphan drug exclusivity. Orphan drug exclusivity means that another application to market the same drug for the same indication may not be approved, except in limited circumstances, for a period of up to 10 years in Europe and for a period of seven years in the U.S. Obtaining orphan drug designations and orphan drug exclusivity for our product candidates, including AA4500 for the treatment of Dupuytren’s and Peyronie’s Diseases, may be critical to the success of these product candidates. Our competitors may obtain orphan drug exclusivity for products competitive with our product candidates before we do, in which case we would be excluded from that market. Even if we obtain orphan drug exclusivity for any of our product candidates, we may not be able to maintain it. For example, if a competitive product is shown to be clinically superior to our product, any orphan drug exclusivity we have obtained will not block the approval of such competitive product. In addition, even if we obtain orphan drug exclusivity for any of our product candidates, a viable commercial market may never develop and we may never derive any meaningful revenues from the sales of these products.

If Testim or our future products or product candidates infringe the intellectual property of our competitors or other third parties, we may be required to pay license fees or cease these activities and pay damages, which could significantly harm our business.

Even if we have our own patents which protect our products, Testim and our product candidates may nonetheless infringe the patents or violate the proprietary rights of third parties. In these cases, we may be required to obtain licenses to patents or proprietary rights of others in order to continue to sell and use Testim and develop and commercialize our product candidates. We may not, however, be able to obtain any licenses required under any patents or proprietary rights of third parties on acceptable terms, or at all. Even if we were able to obtain rights to a third party’s intellectual property, these rights may be non-exclusive, thereby giving our competitors potential access to the same intellectual property.

Third parties may assert patent or other intellectual property infringement claims against us, or our licensors or collaborators, with respect to technologies used in potential product candidates. Any claims that might be brought against us relating to infringement of patents may cause us to incur significant expenses and, if successfully asserted against us, may cause us to pay substantial damages. We may not have sufficient resources to effectively litigate these claims. Even if we were to prevail, any litigation could be costly and time-consuming and could divert the attention of our management and key personnel from business operations. In addition, any patent claims brought against our licensors or collaborators could affect their ability to carry out their obligations to us.

Furthermore, if a patent infringement suit were brought against us, or our licensors or collaborators, the development, manufacture or potential sale of product candidates claimed to infringe a third party’s intellectual property may have to cease or be delayed. Ultimately, we may be unable to commercialize one or more of our product candidates, our patent claims may be substantially limited or may have to cease some portion of our operations as a result of patent infringement claims, which could severely harm our business.

Risks Related to Employees and Growth:

If we are not able to retain our current management team or attract and retain qualified scientific, technical and business personnel, our business will suffer.

We are dependent on the members of our management team, in particular, our Chief Executive Officer, Gerri Henwood, for our business success. In addition, an important element of our strategy is to leverage the development, regulatory and commercialization expertise of our current management, including Ms. Henwood, in our development activities. We currently carry a $1.0 million key-man life insurance policy on the life of Ms. Henwood. Our employment agreements with our executive officers are terminable on short notice or no notice. The loss of any one of our executive officers may result in a significant loss in the knowledge and experience that we, as an organization, possess and could cause significant delays, or outright failure, in the development and further commercialization of Testim or our product candidates. If we are unable to attract and retain qualified and talented senior management personnel, our business may suffer.

To grow we will need to hire a significant number of qualified commercial, scientific and administrative personnel. However, there is intense competition for human resources, including management in the technical fields in which we operate, and we may not be able to attract and retain qualified personnel necessary for the successful commercialization of Testim and the development and commercialization of our product candidates. As we grow, the inability to attract new employees when needed or to retain existing employees could severely limit our growth and harm our business.

Changes in the expensing of stock-based compensation will result in unfavorable accounting charges and may require us to change our compensation practices. Any change in our compensation practices may adversely affect our ability to attract and retain qualified scientific, technical and business personnel.

We rely heavily on stock options to compensate existing employees and attract new employees. Prior to 2006, we were not required to record stock-based compensation charges if the employee’s stock option exercise price equals or exceeds the fair value of our common stock at the date of grant. We also have an employee stock purchase plan under which employees can purchase our common stock at a discount. The Financial Accounting Standards Board has recently announced new rules for recording expense for the fair value of stock options and purchase rights under employee stock purchase plans. As a result of these new rules, commencing on January 1, 2006, we began expensing the fair value of stock options and purchase rights under our employee stock purchase plan, thereby increasing our operating expenses and reported losses. Although we intend to continue to include various forms of equity in our compensation plans, if the extent to which we use forms of equity in our plans is reduced due to the negative effects on earnings, it may be difficult for us to attract and retain qualified scientific, technical and business personnel.

Our operations may be impaired unless we can successfully manage our growth.

As of May 31, 2006 we had 181 full-time and four part-time employees. In order to continue to expand Testim’s sales and commercialize our other product candidates, we currently anticipate that we will need to add some managerial, selling, operational, financial and other employees to our existing departments over each of the next two years. Expansion may place a significant strain on our management, operational and financial resources. Moreover, higher than expected market growth of Testim, the acquisition or in-licensing of additional products, as well as the development and commercialization of our other product candidates or marketing arrangements with third parties, could accelerate our hiring needs beyond our current expectations. To manage further growth, we will be required to continue to improve existing, and implement additional, operational and financial systems, procedures and controls, and hire, train and manage additional employees. Our current and planned personnel, systems, procedures and controls may not be adequate to support our anticipated growth and we may not be able to hire, train, retain, motivate and manage required personnel. Our failure to manage growth effectively could limit our ability to achieve our business goals. In addition, our direct sales force consists of relatively newly hired employees. Turnover in our direct sales force or marketing team could adversely affect Testim and future product sales growth.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares by the selling stockholders.

The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, Nasdaq listing fees and fees and expenses of our counsel and our independent registered public accountants.

SELLING STOCKHOLDERS

We are filing this registration statement to register certain of the shares of common stock and shares of common stock issuable upon exercise of warrants owned by the selling stockholders named in the table below pursuant to our obligations under that certain Third Amended and Restated Investor Rights Agreement, dated as of October 31, 2003, by and among us and the stockholders named therein. Such shares may also be sold by donees, pledgees, and other transferees or successors in interest of the selling stockholders.

The information in the table below is based on information provided by or on behalf of the selling stockholders. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to the securities. In computing the number of shares of common stock beneficially owned by a selling stockholder prior to the offering and the percentage ownership of that selling stockholder prior to the offering, shares of common stock that could be issued upon the exercise of outstanding options and warrants held by that selling stockholder prior to the offering that are currently exercisable or exercisable within 60 days of June 1, 2006 are considered outstanding. These shares, however, are not considered outstanding as of June 1, 2006 when computing the percentage ownership of each other selling stockholder prior to the offering. Percentage of ownership is based on 29,321,843 shares outstanding on June 1, 2006. Unless otherwise indicated in the footnotes to this table, to our knowledge, all selling stockholders named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the selling stockholder named below.

Except as noted in the footnotes below, none of the selling stockholders has held any position or office with us or any of our predecessors or affiliates within the last three years or has had a material relationship with us or any of our predecessors or affiliates within the past three years other than as a result of the ownership of our shares or other securities.

	Shares of Common Stock Beneficially Owned Prior to Offering			Number of Shares of Common Stock Being Offered		Number of Warrant Shares Being Offered (1)		Shares of Common Stock to be Beneficially Owned After Offering (2)
Name of Selling Stockholder	Number		Percentage					Number		Percentage
Biotech Growth N.V.	300,300	(3)	1.01%	—		300,300		—		—
Sprout Capital IX, L.P. and affiliated entities (19)(20)	4,464,630	(4)	14.74%	3,507,147		932,483		25,000	(5)	*
SCP Private Equity Partners II, L.P.(21)	3,984,797	(6)	13.45%	3,026,822		131,685		826,290	(7)	2.62%
C.I.P. Capital, L.P. (21)	597,041	(8)	2.03%	229,134		10,856		357,051	(9)	1.13%
Caduceus Private Investments II, LP and affiliated entities	2,085,761	(10)	7.00%	1,133,332	(11)	340,339	(12)	612,090	(13)	1.94%
Perseus-Soros BioPharmaceutical Fund, LP	4,182,333	(14)	14.12%	3,877,403		304,930		—		—
Schroder Ventures Entities c/o SV Life Sciences Advisers Inc.	1,501,125	(15)	5.11%	1,433,270		67,855		—		—
Lehman Brothers Healthcare Fund (19)	1,669,741	(16)	5.68%	1,594,174		75,567		—		—
Total	18,785,728	(17)	58.95%	14,801,282		2,164,015		1,845,431	(18)	5.78%

*	Less than one percent.
(1)	The warrants have an exercise price of $5.625 per share. The warrants are fully vested and may be exercised anytime prior to October 31, 2010.

(2)	We do not know when or in what amounts a selling stockholder may offer shares for sale. The selling stockholders might not sell any or all of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by the selling stockholders after completion of the offering. Thus, in computing the number of shares beneficially owned by a selling stockholder after the offering and the percentage ownership of that selling stockholder after the offering, we have assumed that all shares of common stock and all warrant shares being offered by such selling stockholder will be sold in the offering. Furthermore, common stock that could be issued upon the exercise of outstanding options and warrants held by that selling stockholder after the offering that are currently exercisable or exercisable within 60 days of June 1, 2006 are considered outstanding for purposes of such calculations. These shares, however, are not considered outstanding after the offering when computing the percentage ownership of each other selling stockholder. Percentage of ownership is based on 31,485,858 shares outstanding after the offering, which represents the number of shares of common stock outstanding on June 1, 2006 plus the total number of warrant shares being offered by all selling stockholders in this offering.

(3)	Consists of 300,300 shares underlying warrants that are currently exercisable. Biotech Growth N.V. is a wholly owned subsidiary of BB Biotech AG, a publicly held investment company, the shares of which are traded on the Swiss, German and Italian stock exchanges.

(4)	Includes 3,486,104 shares of common stock and 926,888 shares of common stock underlying warrants that are currently exercisable held by Sprout Capital IX, L.P; 13,738 shares of common stock and 3,653 shares of common stock underlying warrants that are currently exercisable held by Sprout Entrepreneurs Fund, L.P.; 7,305 shares of common stock and 1,942 shares of common stock underlying warrants that are currently exercisable held by DLJ Capital Corporation; and 25,000 shares underlying options held by Dr. Chambon that are exercisable within 60 days of June 1, 2006. DLJ Capital Corporation is the general partner of Sprout Entrepreneurs Fund, L.P. and the managing general partner of Sprout Capital IX, L.P. and, as such, makes all of the investment decisions on behalf of Sprout Capital IX, L.P. and Sprout Entrepreneurs Fund, L.P. DLJ Capital Corporation is a Delaware corporation and a wholly owned subsidiary of Credit Suisse (USA), Inc. (formerly, Credit Suisse First Boston (USA), Inc.), a Delaware corporation and wholly owned subsidiary of Credit Suisse Holdings (USA), Inc. (formerly, Credit Suisse First Boston, Inc.), a Delaware corporation. Credit Suisse (USA), Inc. is the sole member of Credit Suisse Securities (USA) LLC (formerly, Credit Suisse First Boston LLC), a registered broker-dealer. See footnotes 19 and 20.

(5)	Includes 25,000 shares underlying options held by Dr. Chambon that are exercisable within 60 days of June 1, 2006.

(6)	Includes 3,687,878 shares of common stock and 296,919 shares of common stock underlying warrants that are currently exercisable. The general partner of SCP Private Equity Partners II, L.P. is SCP Private Equity II General Partner, L.P. (the “General Partner”). The General Partner has two general partners: SCP Management II, L.P., the ultimate general partner of which is Safeguard Fund Management, Inc., and SCP Private Equity II Investment Partnership, L.P., which has as its general partner SCP Private Equity II Investment Partnership, LLC. Each of these entities, other than the General Partner, has contractually delegated to SCP Private Equity II, LLC all of their respective authority to manage and control the business and affairs of the General Partner and that entity is deemed to have shared voting and dispositive power over the shares held by SCP Private Equity Partners II, L.P. SCP Private Equity II, LLC is a limited liability company whose members are Winston J. Churchill, Wayne B. Weisman, James W. Brown, Thomas G. Rebar and Safeguard Fund Management, Inc. Messrs. Churchill, Weisman, Brown and Rebar each share voting and investment control over and disclaim beneficial ownership of all shares that may be held by SCP Private Equity Partners II, L.P., except to the extent of any indirect pecuniary interest therein. See footnote 21.

(7)	Includes 661,056 shares of common stock and 165,234 shares of common stock underlying warrants that are currently exercisable.

(8)	Includes 514,774 shares of common stock and 82,266 shares of common stock underlying warrants that are currently exercisable. Winston J. Churchill and Wayne B. Weisman have voting and investment control over securities held by C.I.P. Capital, L.P. See footnote 21.

(9)	Includes 285,641 shares of common stock and 71,410 shares of common stock underlying warrants that are currently exercisable.

(10)	Includes 1,082,818 shares of common stock and 308,737 shares of common stock underlying warrants that are currently exercisable held by Caduceus Private Investments II, LP; 405,831 shares of common stock and 115,713 shares of common stock underlying warrants that are currently exercisable held by Caduceus Private Investments II (QP), LP; and 134,355 shares of common stock and 38,307 shares of common stock underlying warrants that are currently exercisable held by UBS Juniper Crossover Fund, L.L.C. The general partner of Caduceus Private Investments II, LP and Caduceus Private Investments II (QP), LP is OrbiMed Capital GP II, LLC. OrbiMed Advisors LLC is a member of PW Juniper Management LLC, which is the managing member of UBS Juniper Crossover Fund, L.L.C. OrbiMed Advisors LLC and OrbiMed Capital II, LLC share the same individual members. OrbiMed Advisors LLC and OrbiMed Capital II, LLC, and the individual members thereof, may be deemed to beneficially own securities held by each of the above entities and disclaim beneficial ownership of such securities, except to the extent of their respective pecuniary interests therein. Samuel D. Isaly, managing partner of OrbiMed Advisors, which advises Caduceus Private Investments II, LP, Caduceus Private Investments II (QP), LP, and UBS Juniper Crossover Fund, L.L.C., has voting and investment control over the securities held by Caduceus Private Investments II, LP, Caduceus Private Investments II (QP), LP, and UBS Juniper Crossover Fund, L.L.C. Jonathan Silverstein, a member of our Board of Directors from November 2003 to June 2004, is a partner of OrbiMed Advisors LLC.

(11)	Includes 756,124 shares of common stock offered by Caduceus Private Investments II, LP; 283,389 shares of common stock offered by Caduceus Private Investments II (QP), LP; and 93,819 shares of common stock offered by UBS Juniper Crossover Fund, L.L.C.

(12)	Includes 227,064 shares of common stock underlying warrants that are currently exercisable offered by Caduceus Private Investments II, LP; 85,102 shares of common stock underlying warrants that are currently exercisable offered by Caduceus Private Investments II (QP), LP; and 28,173 shares of common stock underlying warrants that are currently exercisable offered by UBS Juniper Crossover Fund, L.L.C.

(13)	Includes 326,694 shares of common stock and 81,673 shares of common stock underlying warrants that are currently exercisable held by Caduceus Private Investments II, LP; 122,442 shares of common stock and 30,611 shares of common stock underlying warrants that are currently exercisable held by Caduceus Private Investments II (QP), LP; and 40,536 shares of common stock and 10,134 shares of common stock underlying warrants that are currently exercisable held by UBS Juniper Crossover Fund, L.L.C.

(14)	Includes 3,877,403 shares of common stock and 304,930 shares of common stock underlying warrants that are currently exercisable held by Perseus-Soros BioPharmaceutical Fund, LP. Excludes 40,000 shares of common stock underlying options held by Dennis J. Purcell that are exercisable within 60 days of June 1, 2006. Mr. Purcell is a Senior Managing Partner of Aisling Capital LLC, a private equity firm which advises the Perseus-Soros Biopharmaceutical Fund, LP. Aisling Capital LLC is a spin-out of Perseus-Soros Management, LLC. Mr. Purcell disclaims beneficial ownership of any of the shares held by the Perseus-Soros BioPharmaceutical Fund, LP, except to the extent of his pecuniary interest therein. Perseus-Soros Partners, LLC is the general partner of the Perseus-Soros BioPharmaceutical Fund, L.P. Perseus BioTech Fund Partners, LLC and SFM Participation, L.P. are the managing members of Perseus-Soros Partners, LLC. Perseus-Soros Partners, LLC is the general partner of the Perseus-Soros BioPharmaceutical Fund, LP. Perseus BioTech Fund Partners, LLC and SFM Participation, L.P. are the managing members of Perseus-Soros Partners, LLC. Perseuspur, LLC is the managing member of Perseus BioTech Fund Partners, LLC. Frank Pearl is the sole member of Perseuspur, LLC and in such capacity may be deemed a beneficial owner of securities held for the account of the Perseus-Soros BioPharmaceutical Fund, LP. SFM AH, LLC is the general partner of SFM Participation, L.P. The sole managing member of SFM AH, LLC is Soros Fund Management LLC. George Soros is the Chairman of Soros Fund Management LLC and in such capacity may be deemed a beneficial owner of securities held for the account of the Perseus-Soros BioPharmaceutical Fund, LP.

(15)

Includes 839,770 shares of common stock and 39,758 shares of common stock underlying warrants that are currently exercisable held by Schroder Ventures International Life Sciences Fund II, LP1; 357,653 shares of common stock and 16,932 shares of common stock underlying warrants that are currently exercisable held by Schroder Ventures International Life Sciences Fund II, LP2; 95,311 shares of common stock and 4,512 shares of common stock underlying warrants that are currently exercisable held by Schroder Ventures International Life Sciences Fund II, LP3; 12,954 shares of common stock and 613 shares of common stock underlying warrants that are currently exercisable held by Schroder Ventures International Life Sciences Fund II Strategic Partners LP; 24,149 shares of common stock and 1,143 shares of common stock underlying warrants that are currently exercisable held by Schroder Ventures International Life Sciences Fund II Group Co-Investment Scheme; 103,433 shares of common stock and 4,897 shares of common stock underlying warrants that are currently exercisable held by SV (Nominees Limited), as nominee of Schroder Ventures Investments Limited. Schroder Venture Managers Limited is the fund manager for each of the

Schroder entities. The investment committee of Schroder Venture Managers consists of Peter Everson, Gary Carr, Nicola Walker, Deborah Speight, Gordon Purvis and Scott Burns, all of whom share voting and dispositive power over the shares. Each of these individuals disclaims beneficial ownership of the securities except to the extent of their pecuniary interest therein.

(16)	Includes 343,685 shares and 16,291 shares underlying warrants that are currently exercisable held by Lehman Brothers Partnership Account 2000/2001, L.P.; 89,132 shares and 4,225 shares underlying warrants that are currently exercisable held by Lehman Brothers Offshore Partnership Account 2000/2001, L.P.; and 398,544 shares and 18,892 shares underlying warrants that are currently exercisable held by Lehman Brothers Healthcare Venture Capital L.P. The ultimate parent of each of these entities is Lehman Brothers Inc. Also includes 762,813 shares and 36,159 shares underlying warrants that are currently exercisable held by Lehman Brothers P.A. LLC, a subsidiary of Lehman Brothers Holdings Inc. Lehman Brothers P.A. LLC, Lehman Brothers Inc. and Lehman Brothers Holdings Inc. may be deemed to beneficially own the securities held by each of the above entities and disclaim beneficial ownership of these securities except to the extent of their pecuniary interest therein. Lehman Brothers Inc. is a registered broker-dealer. See footnote 19.

(17)	Includes 2,523,077 shares underlying warrants that are currently exercisable and 25,000 shares underlying options held by Dr. Chambon that are exercisable within 60 days of June 1, 2006.

(18)	Includes 359,062 shares underlying warrants that are currently exercisable and 25,000 shares underlying options held by Dr. Chambon that are exercisable within 60 days of June 1, 2006.

(19)	Selling stockholders who are registered broker-dealers are deemed to be “underwriters” within the meaning of the Securities Act. In addition, selling stockholders who are affiliates of registered broker-dealers may be deemed to be “underwriters” within the meaning of the Securities Act if such selling stockholder (a) did not acquire its shares being offered in the ordinary course of business or (b) had any agreement or understanding, directly or indirectly, with any person to distribute the securities. To our knowledge, no selling stockholder who is a registered broker-dealer or an affiliate of a registered broker-dealer received any securities as underwriting compensation.

(20)	Philippe O. Chambon, M.D., Ph.D., a member of our Board of Directors and the Compensation Committee of our Board of Directors and the Chairman of the Nominating and Corporate Governance Committee of our Board of Directors, is a Managing Director of New Leaf Venture Partners, L.L.C. (“New Leaf”). New Leaf is a sub-advisor to DLJ Capital Corporation (“DLJCC”), which is the managing general partner of Sprout Capital IX, L.P. and the general partner of Sprout Entrepreneurs Fund, L.P., and as such, assists DLJCC in the performance of DLJCC’s investment advisory services. Dr. James Niedel is a Managing Director of New Leaf. During fiscal 2004, we used ePocrates, Inc. for Testim promotion services and new product surveys. We paid ePocrates $109,000 in 2004 for such services. Dr. Chambon is a member of the Board of Directors of ePocrates. Additionally, Sprout Capital IX, L.P. maintains an investment of greater than 10% in ePocrates.

(21)	Winston J. Churchill is a member of our Board of Directors and Chairman of the Compensation Committee of our Board of Directors. Mr. Churchill is a managing partner of SCP Private Equity Partners II, L.P. and a founder and control person of CIP Capital, L.P. In October 2003, Mr. Churchill personally loaned Gerri A. Henwood, our Chief Executive Officer, Interim President and director, and her husband $100,000 for personal financial reasons. This loan bears interest at the prime rate compounded monthly and is repayable on demand. As of December 31, 2005, the total amount owed was $89,913.61.

PLAN OF DISTRIBUTION

The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. The term “selling stockholders” includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The selling stockholders may sell their shares by one or more of, or a combination of, the following methods:

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	an over-the-counter distribution in accordance with the rules of the Nasdaq National Market;

•	in privately negotiated transactions; and

•	in options transactions.

In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the common stock in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell the common stock short and redeliver the shares to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders in amounts to be negotiated immediately prior to the sale.

In offering the shares covered by this prospectus, the selling stockholders and any broker-dealers who execute sales for the selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Any profits realized by the selling stockholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.

In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

We have agreed to indemnify the selling stockholders against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended, the Exchange Act of 1934, as amended, or other federal or state law.

We have agreed with the selling stockholders to use all reasonable efforts to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (i) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement, or (ii) two years after the effective date of the registration statement.

LEGAL MATTERS

The validity of the shares offered by this prospectus has been passed upon by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania.

EXPERTS

The consolidated financial statements as of December 31, 2005 and for the year ended December 31, 2005 incorporated in this Prospectus by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Auxilium Pharmaceuticals, Inc. and subsidiaries as of December 31, 2004 and for each of the years in the two-year period ended December 31, 2004 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

We have entered into agreements with KPMG LLP (KPMG), our former independent registered public accounting firm, pursuant to which we have agreed to indemnify and hold KPMG harmless against and from any and all legal costs and expenses incurred by KPMG in its successful defense of any legal action or proceeding that may arise as a result of its consent to the incorporation by reference of its report on our consolidated financial statements in Registration Statement No. 333-127489 on Form S-3, Registration Statement No. 333-133477 on Form S-3 and Registration Statement No. 333-117595 on Form S-8. Such agreements also apply to any registration statement that we file after May 23, 2006, including this Registration Statement for which KPMG ultimately consents to the incorporation by reference therein of its audit report on our consolidated financial statements as of December 31, 2004 and for each of the years in the two-year period ended December 31, 2004, or its audit report on our consolidated financial statements for the year ended December 31, 2004. These agreements also provide that KPMG shall not be indemnified, and shall refund to us, any amounts paid to KPMG pursuant to the indemnification provisions thereof in the event there is court adjudication that KPMG is guilty of professional malpractice, or in the event that KPMG becomes liable for any part of the plaintiff’s damages by virtue of settlement.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other documents with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. You may also obtain copies of this information by mail from the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549, at prescribed rates. You should call 1-800-SEC-0330 for more information on the Public Reference Room. Our SEC filings are also available to you free of charge at the SEC’s Internet website at http://www.sec.gov. Most of our SEC filings are also available to you free of charge at our Internet website at http://www.auxilium.com.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. Statements made in this prospectus as to the contents of any contract, agreement or other documents are not necessarily complete, and, in each instance, we refer you to a copy of such document filed as an exhibit to the registration statement, of which this prospectus is a part, or otherwise filed with the SEC. The information incorporated by reference is considered to be part of this prospectus. When we file information with the SEC in the future, that information will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), until we sell or de-register all of the securities covered by this prospectus. Our Commission File Number for filings we make with the SEC under the Exchange Act is 000-50855.

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (including portions of our definitive Proxy Statement for the 2006 Annual Meeting of Stockholders incorporated by reference therein);

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006;

•	our Current Reports on Form 8-K, filed with the SEC on January 6, 2006, February 24, 2006, March 6, 2006, April 27, 2006, June 6, 2006, June 12, 2006, June 15, 2006 and June 26, 2006; and

•	all of our filings pursuant to the Exchange Act of 1934 after the date of filing the initial registration statement of which this prospectus constitutes a part and prior to effectiveness of such registration statement; and

•	the description of our common stock contained in the registration statement on Form 8-A under the Exchange Act of 1934, filed with the SEC on July 16, 2004, including any amendments or reports filed for the purpose of updating that description.

You may request a copy of these filings, at no cost, by writing or telephoning us at:

Auxilium Pharmaceuticals, Inc.

40 Valley Stream Parkway

Malvern, PA 19355

Attention: Investor Relations

Telephone: (484) 321-5900

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered hereby, all of which will be borne by Auxilium Pharmaceuticals, Inc. (except any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares). All amounts shown are estimates except the SEC registration fee.

Filing Fee - Securities and Exchange Commission .	$15,431
Legal fees and expenses	$25,000
Accounting fees and expenses	$20,000
Miscellaneous expenses	$10,000

Total Expenses	$70,431

Item 15. Indemnification of Directors and Officers.

Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. The Company’s Fifth Restated Certificate of Incorporation provides that a director of the Company shall not be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent that such exemption from liability or limitation thereof is not permitted under the General Corporation Law of the State of Delaware as currently in effect or as the same may hereafter be amended.

Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation and other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which the Court of Chancery or such other court shall deem proper.

The Company’s Fifth Restated Certificate of Incorporation provides that the Company will, to the maximum extent permitted under the laws of the State of Delaware, indemnify and advance expenses upon request to any person who is or was a party or threatened to be made a party to any threatened, pending or completed action, suit, proceeding or claim, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was or has agreed to become, a director, officer or employee of the Company or, at the election of the Board, an agent of the Company or is or was serving at the request of the Company as a director, officer or employee or, at the election of the Board, agent of any other corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against any and all expenses (including attorneys’ fees and expenses), judgments, fines, penalties and amounts paid in settlement or incurred in connection with the investigation, preparation to defend or defense of such action, suit, proceeding or claim. The Company’s Fifth Restated Certificate of Incorporation does not require the Company to indemnify or advance expenses to any person in connection with any action, suit, proceeding, claim or counterclaim initiated by or on behalf of such person.

The Company has purchased directors’ and officers’ liability insurance which would indemnify its directors and officers against damages arising out of certain kinds of claims which might be made against them based on their negligent acts or omissions while acting in their capacity as such.

Item 16. Exhibits

EXHIBIT NUMBER	DESCRIPTION

4.1	Fifth Restated Certificate of Incorporation of the Registrant (filed as Exhibit 3.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004, File No. 000-50855, and incorporated by reference herein).

4.2	Amended and Restated Bylaws of the Registrant (filed as Exhibit 3.2 to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004, File No. 000-50855, and incorporated by reference herein).

4.3	Third Amended and Restated Investors Rights Agreement, dated October 31, 2003, by and among the Registrant and parties listed therein (filed as Exhibit 4.2 to the Registrant’s Registration Statement on Form S-1, Registration No. 333-114685, and incorporated by reference herein).

5.1	Opinion of Morgan, Lewis & Bockius LLP.

23.1	Consent of PricewaterhouseCoopers LLP.

23.2	Consent of KPMG LLP.

23.3	Consent of Morgan, Lewis & Bockius LLP, included in Exhibit 5.1 filed herewith.

24.1	Power of Attorney (included on signature pages).

Item 17. Undertakings.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs 1(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are incorporated by reference in this registration statement.

(2) That, for the purposes of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the indemnification provisions described herein, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Borough of Malvern in Chester County, Commonwealth of Pennsylvania, on June 26, 2006.

AUXILIUM PHARMACEUTICALS, INC.

By:	/s/ Gerri A. Henwood
Gerri A. Henwood Chief Executive Officer and Interim President

POWER OF ATTORNEY

We, the undersigned officers and directors of Auxilium Pharmaceuticals, Inc. hereby severally constitute and appoint Gerri A. Henwood, James E. Fickenscher and Jennifer Evans Stacey and each of them singly, our true and lawful attorneys with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below the registration statement on Form S-3 filed herewith and any and all pre-effective and post-effective amendments to said registration statement and generally to do all such things in our name and behalf in our capacities as officers and directors to enable Auxilium Pharmaceuticals, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said registration statement and any and all amendments thereto.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Gerri A. Henwood Gerri A. Henwood	Chief Executive Officer, Interim President and Director (Principal Executive Officer)	June 26, 2006

/s/ James E. Fickenscher James E. Fickenscher	Chief Financial Officer (Principal Financial and Accounting Officer)	June 26, 2006

/s/ Rolf A. Classon Rolf A. Classon	Chairman of the Board of Directors	June 26, 2006

/s/ Al Altomari Al Altomari	Director	June 26, 2006

/s/ Edwin A. Bescherer, Jr. Edwin A. Bescherer, Jr.	Director	June 26, 2006

/s/ Philippe O. Chambon Philippe O. Chambon, M.D., Ph.D.	Director	June 26, 2006

/s/ Winston J. Churchill Winston J. Churchill	Director	June 26, 2006

/s/ Oliver S. Fetzer Oliver S. Fetzer	Director	June 26, 2006

/s/ Dennis J. Purcell Dennis J. Purcell	Director	June 26, 2006

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

4.1	Fifth Restated Certificate of Incorporation of the Registrant (filed as Exhibit 3.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004, File No. 000-50855, and incorporated by reference herein).

4.2	Amended and Restated Bylaws of the Registrant (filed as Exhibit 3.2 to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004, File No. 000-50855, and incorporated by reference herein).

4.3	Third Amended and Restated Investors Rights Agreement, dated October 31, 2003, by and among the Registrant and parties listed therein (filed as Exhibit 4.2 to the Registrant’s Registration Statement on Form S-1, Registration No. 333-114685, and incorporated by reference herein).

5.1	Opinion of Morgan, Lewis & Bockius LLP.

23.1	Consent of PricewaterhouseCoopers LLP.

23.2	Consent of KPMG LLP.

23.3	Consent of Morgan, Lewis & Bockius LLP, included in Exhibit 5.1 filed herewith.

24.1	Power of Attorney (included on signature pages).